Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated as of

August 8, 2019

by and among

TELENAV, INC.,

THINKNEAR, INC.,

and

INMARKET MEDIA, LLC

5.4.	Non-contravention	27
5.5.	Purchaser Capital Structure	28
5.6.	Foreign Control	28
5.7.	Consents	29
5.8.	Financial Statements	29
5.9.	Purchaser	30
5.10.	Intellectual Property	30
5.11.	Title to Properties and Assets	30
5.12.	Permits	30
5.13.	Litigation	30
5.14.	Brokers’ and Finders’ Fees; Third Party Expenses	31
5.15.	Related Party Transactions	31

Section 6	License-Back	31

6.1.	License to Seller	31
6.2.	Sublicensing and Transfer Rights	31
6.3.	Licenses Irrevocable	31
6.4.	License Term	32

Section 7.	Indemnification	32

7.1.	Survival	32
7.2.	Seller Indemnification Obligations	32
7.3.	Purchaser Indemnification Obligations	32
7.4.	Procedure for Claims	32
7.5.	Limits on Indemnification	34
7.6.	Exclusive Remedy	35
7.7.	Form of Indemnity Payment	35
7.8.	Adjustment	36

Section 8.	Conditions To Closing	36

8.1.	Conditions to Obligations of All Parties	36
8.2.	Conditions to Obligations of Purchaser	36
8.3.	Conditions to Obligations of the Seller Parties	37

Section 9.	Other Covenants	37

9.1.	Non-Competition	37
9.2.	Tax Matters	39
9.3.	Confidentiality	40
9.4.	Public Announcements	41
9.5.	Use of Name	41
9.6.	Treatment of Business Employees	41
9.7.	Acquired Accounts Receivable	42
9.8.	Transition Services	42
9.9.	Pre-paid Expenses	43
9.10.	Assumed Contracts; Transfer of Contracts	43
9.11.	Conduct of the Business Prior to Closing	43

Section 10.	Termination	43

10.1.	Termination	43
10.2.	Effect of Termination	44

Section 11.	Miscellaneous	44

11.1.	No Third Party Beneficiaries	44
11.2.	Entire Agreement	44
11.3.	Succession and Assignment	44
11.4.	Counterparts	44
11.5.	Headings	44
11.6.	Notices	45
11.7.	Governing Law	45
11.8.	Arbitration	45
11.9.	Jurisdiction	46
11.10.	Amendments and Waivers	47
11.11.	Severability	47
11.12.	Waiver of Jury Trial	47
11.13.	Expenses	47
11.14.	Construction	47
11.15.	Incorporation of Schedules and Exhibits	48
11.16.	Further Assurances	48

List of Exhibits and Schedules

Exhibit A – Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B – Form of Operating Agreement

Schedule A – Acquired Accounts Receivable
Schedule B – Assumed Contracts
Schedule C – Assumed Leases
Schedule D – Identified Employees
Schedule E – Transferred Domain Names
Schedule F – Transferred Patents
Schedule G – Transferred Trademarks
Schedule H – Other Business Intellectual Property
Schedule I – Company Financial Statements

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of August 8, 2019, by and between inMarket Media, LLC, a Delaware Limited Liability Company (“Purchaser”), Telenav, Inc., a Delaware corporation (“Seller”) and Seller’s wholly owned subsidiary, Thinknear, Inc., a Delaware corporation (“Company”).

RECITALS

WHEREAS, Purchaser wishes to acquire and assume, and Seller and Company are each willing to sell and assign, the Purchased Assets and Assumed Liabilities of Company, primarily related to and used in the operation of the Business, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

Section 1. Definitions.

1.1. The following terms, as used herein, have the following meanings:

“Acquired Accounts Receivable” shall mean (i) 80% of the accounts receivable of Seller as listed on Schedule A booked as of July 31, 2019 and (ii) 100% of the accounts receivable of Seller as listed in detail on Schedule A booked between August 1, 2019 and the Closing Date, in each case with reasonably detailed aging schedules. Notwithstanding anything to the contrary in this Agreement, Seller may amend Schedule A (subject to reasonable approval by Purchaser) with reasonable supporting documentation immediately prior to the Closing Date with respect to changes necessitated by (i) the collection of accounts receivable, (ii) adjustments to the value of a given account receivable, consistent with Seller’s past practice based on advertising impressions viewability standards and other customary quality adjustments or (iii) the recordation of new accounts receivable billed after July 31, 2019. Notwithstanding the foregoing, in the event Seller is not able to collect any particular account receivable of Seller as listed in detail with invoice dates on Schedule A booked as of July 31, 2019 by December 31, 2019, and such account receivable is transferred to Purchaser for collection pursuant to Section 9.7(a), such account receivable shall be an Acquired Account Receivable equal to 100% of such account receivable.

“Act” shall have the meaning set forth in Section 4.15.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Seller shall not be deemed an Affiliate of Purchaser.

“Aggregate Consideration” shall mean the Consideration Units.

“Ancillary Agreements” shall mean the Bill of Sale and Assignment and Assumption Agreement, the Identified Employment Letters (and any exhibits thereto), the Operating Agreement, the Intellectual Property Assignment Agreement and the Transition Services Agreement.

“Assumed Contracts” shall mean (x) those Contracts in effect as of the Closing to which the Seller or its Subsidiaries are party which are principally related to the Business (other than those specified on Schedule B as being excluded) and (y) those Contracts listed on Schedule B as being included. The parties agree and acknowledge that prior to the Closing the Seller and Purchaser will work together in good faith to modify Schedule B to determine any amendments thereto which are reasonably necessary to effectuate the purposes of this Agreement with respect to the transfer of Contracts from the Seller Parties to Purchaser.

“Assumed Leases” shall mean the Leases listed on Schedule C.

“Assumed Liabilities” shall have the meaning set forth in Section 2.3(a).

“Automotive OEM” means any original equipment manufacturer of automobiles, and any of its wholly-owned subsidiaries. For the avoidance of doubt, a Person who only manufactures automotive components and does not otherwise manufacture and sell fully-assembled automobiles is not an Automotive OEM, unless such Person is a wholly-owned subsidiary of an Automotive OEM.

“Basket” shall have the meaning set forth in Section 7.5(a).

“Benefit Plan” shall mean any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), any compensation, bonus, profit sharing, savings, pension, retirement, deferred compensation, post-retirement health or welfare benefit, stock option, stock purchase, restricted stock, equity compensation, stock appreciation right, performance share unit, restricted stock unit, fringe benefit, tuition refund, service award, company car or car allowance, scholarship, housing or living allowances, relocation, medical, dental, vision, life or accidental dismemberment, disability, accident, sick pay, sick leave, accrued leave, vacation, paid time off, holiday, termination, unemployment, individual employment, consulting, incentive, commission, payroll practice, severance, retention, change in control, non-competition, other plan, agreement, policy, trust fund or arrangement (whether written or unwritten, insured or self-insured), and any plan subject to Sections 125, 127, 129, 137 or 423 of the Code, currently maintained, sponsored or contributed to by Seller or any other Person under common Control with Seller within the meaning of 414(b), (c), (m) or (o) of the Code and the regulations promulgated thereunder (an “ERISA Affiliate”) or to which Seller or any ERISA Affiliate is a party.

“Big 4 Accounting Firm” means one of Pricewaterhouse Coopers, Ernst & Young, KPMG and Deloitte & Touche, including their affiliated firms and successors, and any other accounting firm of comparable reputation and experience mutually agreed upon by Seller and Purchaser.

“Bill of Sale and Assignment and Assumption Agreement” shall mean the Bill of Sale and Assignment and Assumption Agreement, by and between Purchaser and Seller, substantially in the form attached hereto as Exhibit A.

“Business” shall mean the digital advertising operations of Company provided that the Business does not include any billing, accounting, collections, finance, legal, human resources or other ancillary or corporate shared services provided by Seller or any of its Affiliates or other corporate centralized functional organizations within or controlled by Seller or any of its Affiliates (the “Seller Services”).

“Business Confidential Information” shall have the meaning set forth in Section 9.3.

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in San Francisco, CA or Los Angeles, CA.

“Business Disclosure Schedule” shall have the meaning set forth in Section 4.

“Business Employee” shall mean any employee of Seller or Company whose exclusive responsibility is to provide services related to the Business on behalf of Seller or its Affiliates.

“Business Intellectual Property” shall mean (i) the Transferred Patents, (ii) the Transferred Trademarks, (iii) the Transferred Domain Names and (iv) all other Intellectual Property Rights owned by Company or Seller (as applicable) that are exclusively used in the operation of the Business and/or listed on Schedule H.

“Business Records” shall mean any and all books, records, files, or other similar information of Company that is used or held for use by Company in the operation of the Business, any Tax or accounting books and records related solely to the Business or the Purchased Assets (and related work papers and correspondence from accountants), in each case including, without limitation, all records for historical sales, customer lists, billing, vendor lists, in each case at a minimum from January 1, 2017 through the Closing Date, but excluding any such items to the extent that (i) any Legal Requirement prohibits their transfer (ii) they contain Trade Secrets or other confidential information of Seller or its Affiliates (other than Company) not relating to the Business, the Purchased Assets or the Assumed Liabilities, or (iii) they contain any confidential information related to Business Employees that are not Hired Employees.

“Closing” shall have the meaning set forth in Section 3.1(a).

“Closing Date” shall have the meaning set forth in Section 3.1(a).

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Financial Statements” shall mean the Financial Statements of Company as provided in Schedule I with respect to any historical periods, and which explicitly excludes, for the avoidance of doubt, any projections, forecasts or similar forward-looking statements, even if such statements cover periods which are historical as of the date hereof or as of Closing.

“Consideration Units” shall mean such number of Units representing fourteen and one half percent (14.5%) of the total number of Fully Diluted Units, determined immediately following issuance of such Consideration Units.

“Contingent Workers” shall have the meaning set forth in Section 4.6(a).

“Contract” shall mean any binding agreement, contract, indenture, obligation, arrangement, promise or understanding, including any amendment, extension, renewal, guarantee and other supplement with respect thereto.

“Control” (and derivations thereof) of a Person shall mean the possession, direct or indirect, of the power to vote in excess of fifty percent (50%) of the voting power of such Person, to appoint the majority of the directors, managers, general partners or the equivalent of such Person, or to direct or cause the direction of the management and policies of such Person.

“Defenses and Claims” shall have the meaning set forth in Section 2.3(b).

“Dispute” shall have the meaning set forth in Section 11.8(a).

“Encumbrance” shall mean, with respect to any property or asset, any mortgage, lien (including, but not limited to, any mechanic’s or materialmen’s lien, or Tax lien), pledge, charge, security interest, right of first refusal, option or other right to acquire, transfer for security, claim, easement, conditional sale agreement, title retention agreement, defect in title, or other interest, lien or adverse claim of any nature in respect of such property or asset, whether voluntary or involuntary and whether arising by law, contract or otherwise.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exceptional Collections Amounts” shall mean any Acquired Accounts Receivable which are collected by Seller prior to Closing, which result from the Seller engaging in an acceleration of the collection thereof outside the ordinary course of business and which would not have been collected prior to Closing had such acceleration not occurred. For the avoidance of doubt, to the extent such Exceptional Collection Amount was collected, the applicable Exceptional Collection Amount shall be deemed to be only 80% of the amount actually collected when reimbursed to Purchaser.

“Excluded Assets” shall mean all assets of Seller and its Affiliates (including Company) that are not Purchased Assets.

“Excluded Liabilities” shall mean all Liabilities other than Assumed Liabilities, including without limitation:

(a) any fees or expenses incurred by Seller or any of Seller’s Affiliates (other than Purchaser and its Affiliates) with respect to Seller’s or any of such Affiliates’ engagement of its counsel, or any investment banker, appraiser or accounting firm engaged to perform services hereunder;

(b) any Liability for (i) Taxes of Seller or any of Seller’s Affiliates, including Taxes that arise out of the consummation of the transactions contemplated by the Transaction Documents, (ii) Transfer Taxes allocated to Seller pursuant to Section 9.2(b) and (iii) Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any Pre-Closing Tax Period, excluding, in each case, Transfer Taxes allocated to Purchaser pursuant to Section 9.2(b); and

(c) any Indebtedness of any Seller Party or any other outstanding obligations of Seller for borrowed money due and owing to banks or other lenders, other than obligations under the Assumed Contracts to the extent assumed pursuant to Section 2.3(a).

“Financial Statements” shall mean (i) audited consolidated balance sheets for the fiscal quarters ended December 31, 2016, December 31, 2017, December 31, 2018 and an unaudited consolidated balance sheet for the six months ending June 30, 2019 and (ii) the related consolidated statements of income, cash flow and stockholders’ equity for each of the relevant time periods relating thereto.

“FIRPTA Certificate” has the meaning set forth in Section 3.3(b).

“Fully Diluted Units” means, as of any date of determination and with respect to Purchaser’s equity, the number of Units issued and outstanding as of such date; for the avoidance of doubt, such term excludes any grants under the inMarket Media LLC 2011 Contractual Equity Plan, which the Parties acknowledge is a deferred compensation arrangement.

“Fundamental Representations” shall mean the representations and warranties in Sections 4.1 (Organization and Standing), 4.2 (Authorization), 4.4(b) (Title to Property and Assets), 4.9 (Taxes), 4.20(a) (Acquired Accounts Receivable), 5.1 (Organization and Standing), 5.2 (Authorization) 5.3 (Units), and 5.5 (Purchaser Capital Structure).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Entity” shall mean any U.S. federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other U.S. federal, state, local or foreign governmental, quasi-governmental or regulatory authority or agency.

“Harmful Code” shall mean any computer code or other mechanism of any kind designed to disrupt, disable, or harm in any manner the operation of any Software or hardware or other business processes or to misuse, gain unauthorized access to, or misappropriate any business or personal information, including but not limited to worms, bombs, backdoors, clocks, timers, or other disabling device code, or designs or routines that cause Software or information to be erased, inoperable, or otherwise incapable of being used, either automatically or with passage of time or upon command.

“Identified Employees” shall mean such employees listed on Schedule D.

“Identified Employment Letters” shall mean the employment offer letters by and between Purchaser and each Identified Employee as set forth in Section 9.6(a).

“Indebtedness” shall mean (i) any indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise, other than trade payables not yet past due, (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement liability with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse), (vi) any Liabilities under leases that would be considered capitalized leases under GAAP, (vii) any indebtedness secured by an Encumbrance on a Person’s assets, (viii) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing obligations computed as though payment is being made in respect thereof on the Closing Date, and (ix) any liability that would be classified as a indebtedness on a balance sheet under GAAP.

“Indemnified Party” shall have the meaning set forth in Section 7.1.

“Indemnifying Party” shall have the meaning set forth in Section 7.1.

“Independent Appraiser” means a qualified, recognized independent appraiser of international reputation (such as, by way of example only, a firm specializing in the valuation of businesses such as Duff & Phelps, the valuation group of a Big 4 Accounting Firm or a global investment bank), which appraiser shall not have had any material relationships with Purchaser, Seller, or their respective Affiliates for a period of at least three (3) years prior to the date of the retention of such Independent Appraiser.

“Intellectual Property Agreements” shall means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions and other Contracts, relating to any Business Intellectual Property or Intellectual Property Rights owned by any third party Person.

“Intellectual Property Assignment Agreement” shall mean the Intellectual Property Assignment Agreement, by and among Purchaser, Company and Seller, in form and substance to be reasonably agreed prior to the Closing.

“Intellectual Property Rights” shall mean any and all of the rights in or associated with the following throughout, or anywhere in, the world: (i) Patents; (ii) rights in trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations; applications for registration, and renewals of, any of the foregoing throughout the world (“Trademarks”), (iii) copyrights (registered and unregistered) and applications for registration or renewal of copyright and similar or equivalent rights in works of authorship (“Copyrights”); (iv) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein (“Trade Secrets”); (v) uniform resource locators, website addresses and domain names (“Domain Names”), and social media account or user names (including “handles”), whether or not Trademarks, social media sites and pages, and all content and data thereon whether or not Copyrights; (vi) Software; (vii) mask works, and all registrations, applications for registration, and renewals thereof; (viii) rights of publicity; and (ix) any equivalent intellectual property rights right to the foregoing.

“JAMS” shall have the meaning set forth in Section 10.8(a).

“July 2019 Acquired Accounts Receivable” shall mean all Acquired Accounts Receivable established with respect to all Seller campaigns run during the month of July, 2019.

“Knowledge of the Seller Parties” (and derivations thereof) shall mean the actual knowledge of HP Jin, Brent Fraser, Brett Kohn, Adeel Manzoor, Dave Ritenour, Fuad Ahmad and Garry McGuire.

“Law” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, directive, published administrative position, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Lease” shall mean any lease or Contract for Leased Real Property of Seller used primarily in connection with the operation of the Business and/or ownership or storage of any of the Purchased Assets that are tangible personal property.

“Leased Real Property” shall mean, with respect to any Person, the real property leased, subleased or licensed by such Person, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, licensed or owned by such Person, all buildings, facilities or leasehold improvements, currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property and other assets of every kind, nature and description of such Person located at or attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances relating to any of the foregoing.

“Legal Requirement” shall mean any applicable common law and any applicable law, statute, regulation, rule, ordinance, Order, administrative order, treaty, standard, decree, or judgment duly enacted, adopted, or promulgated by any Governmental Entity and having the force and effect of law.

“Liability” or “Liabilities” shall mean any direct or indirect liability, Indebtedness (or other indebtedness), obligation, expense, claim, Loss, damage, deficiency, guaranty or endorsement of or by any Person, absolute or contingent, known or unknown, accrued or unaccrued, due or to become due, liquidated or unliquidated.

“Loss” of a Person shall mean any and all loss, Liability, damage, obligation, Encumbrance, claim, assessment, judgment, action, Order, decree, Tax, penalty, fine, cost or expense (including reasonable attorneys’ fees) suffered or incurred by such Person of any kind or nature (whether or not arising out of third party claims and including any amount paid in investigation, defense or settlement of any of the foregoing); provided Losses shall not include losses based on diminution of value or based on any multiples of earnings or other metrics, or any consequential, special or indirect damages other than punitive damages.

“Material Adverse Effect” shall mean any event, circumstance, condition, development, change in, effect or occurrence (each, an “Effect”), whether individually or in the aggregate with any other Effect, causing, resulting in or giving rise to a material adverse effect upon (i) the Business and/or any of the Purchased Assets, including the operations, condition (financial or otherwise) or results of operations of the Business, or (ii) Seller’s ability to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any Effect that results from changes attributable to conditions affecting the industries in which the Business participates; (ii) any Effect that results from any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (iii) changes in national or international political or economic conditions, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iv) changes in GAAP (or in the interpretation thereof); (v) changes in Law, rules, regulations, orders, or other binding directives issued by any Governmental Entity; or (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; provided, with respect to the foregoing, only to the extent that such Effects do not disproportionately adversely affect the Business compared to other businesses in the Business’ industry.

“Material Customers” shall have the meaning set forth in Section 4.16(a).

“Material Suppliers” shall have the meaning set forth in Section 4.16(b).

“Non-Competition Covenant” and “Non-Competition Covenants” shall have the meanings set forth in Section 9.1(d).

“Open Source Software” shall mean software of the type commonly referred to as “open source,” that is licensed or distributed under any licenses approved by the Open Source Initiative, including the following licenses: GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); The Artistic License (e.g. PERL); the Mozilla Public License; the Netscape Public License; the Sun Community Source License (SCSL); and the Sun Industry Standards License.

“Operating Agreement” shall mean the Amended and Restated Limited Liability Company Agreement, by and between Purchaser and Seller, substantially in the form attached hereto as Exhibit B.

“Order” shall mean any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Entity or by any arbitrator.

“Parties” shall mean Purchaser, Company and Seller (together, the “Parties” or each individually, a “Party”).

“Patent Application” shall mean an application or filing for a Patent, including, provisional patent applications and regular patent applications, and claims of priority under any treaty or convention, anywhere in the world.

“Patents” shall mean patents (whether provisional or non-provisional), statutory invention registrations, including reissues, divisions, continuations, continuations-in-part, extensions, and reexaminations thereof, and all rights therein provided by international treaties and conventions. Unless the context otherwise requires, the term “Patent” includes any Patent Application.

“Permits” shall mean any and all licenses, permits, authorizations, certificates, certifications, accreditations, franchises, variances, waivers, consents and other approvals from any Governmental Entity to the extent necessary for the ownership and operation the Business, the Purchased Assets, and/or the Assumed Liabilities as of the date hereof.

“Permitted Encumbrances” shall mean: (i) liens for Taxes or assessments and similar charges, which are not yet due or delinquent; (ii) mechanics’, materialmen’s or contractors’ liens or encumbrances or any similar statutory lien or restriction for amounts not yet due and payable or which are being contested in good faith; (iii) zoning, entitlement, building and other land use regulations which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber; (iv) non-exclusive licenses of Intellectual Property Rights; and (v) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property which do not materially impair, prohibit or restrict the occupancy or current use of the real property which they encumber.

“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Prepaid Advertising Campaign Amounts” shall mean any amounts paid to the Seller Parties prior to the Closing by certain customers to the extent paid in respect of advertising campaigns to be executed after the Closing.

“Prepaid Expenses” shall mean all prepaid expenses paid by Seller or its Affiliates which are attributable to any services to be performed or provided under an Assumed Contract following the Closing (including security and similar deposits).

“Proceeding” shall mean any arbitration, audit, complaint, hearing, investigation, inquiry, litigation, petition, suit or other proceeding (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity, arbitrator or other trier of fact.

“Purchased Assets” shall mean (i) the Business Intellectual Property, (ii) the Business Records, (iii) Acquired Accounts Receivable, (iv) Prepaid Advertising Campaign Amounts, (v) Exceptional Collections Amounts, (vi) Company’s rights and Sellers’ rights under and interests in the Assumed Contracts, (vii) furniture, fixtures, equipment owned by the Seller Parties at Leased Real Property subject to an Assumed Lease, and (viii) all computer equipment, servers, personal and desk top computers, and all other furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property, exclusively used in the Business or by any Seller Party’s employees principally engaged in the conduct of the Business, in each case since April, 2019.

“Purchaser Disclosure Schedule” shall have the meaning set forth in Section 5.

“Purchaser Excluded Advertising Inventory” shall have the meaning set forth in Section 9.1(a)(ii).

“Purchaser Financial Statements” shall mean the Financial Statements of Purchaser.

“Registered Intellectual Property” shall mean Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by any Governmental Entity in any jurisdiction.

“Restricted Area” shall have the meaning set forth in Section 9.1(c)(iv).

“Restricted Period” shall have the meaning set forth in Section 9.1(c)(i).

“Purchaser Restricted Business” shall have the meaning set forth in Section 9.1(c)(ii).

“Representative” shall mean, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Seller Parties” and “Seller Party” shall have the meanings set forth in Section 4.

“Seller Parties Excluded Advertising Inventory” shall have the meaning set forth in Section 9.1(b)(ii).

“Seller Parties Restricted Business” shall have the meaning set forth in Section 9.1(c)(iii).

“Seller Services” has the meaning given in Section 4.4.

“Software” shall mean computer software, files and programs, in any form, including source code or object code, and any related documentation.

“Straddle Period” means a taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Subsidiaries” shall mean any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities Controlled by Seller, directly or indirectly through one or more intermediaries or in which Seller directly or indirectly through one or more intermediaries has an economic interest.

“Survival Period” shall have the meaning set forth in Section 7.1.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges or Liabilities in the nature of a tax imposed by any Governmental Entity, including, without limitation, taxes or other charges on, measured by, in the nature of, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, occupation, service, natural resources, severance, premium, environmental, healthcare, disability, share, capital, surplus, alternative, minimum, add-on minimum, estimated, excise, withholding, ad valorem, stamp, transfer, value-added or gains, license, registration and documentation fees, and customs duties, tariffs and similar charges, fees or other similar assessments or Liabilities; and any and all interest, penalties, additions to tax and additional amounts imposed by a Governmental Entity in connection therewith, each case whether contested or not, (b) any and all Liability for amounts described in clause (a) imposed as a result of being a member of an affiliated, consolidated, combined or unitary group, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign Law or regulation and (c) any and all Liability for amounts described in clause (a) or (b) of any Person payable as a transferee or successor, by contract or pursuant to any Law, rule or regulation or otherwise.

“Tax Return” shall mean any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements, statements, information or attachments thereto) filed or maintained with any Governmental Entity, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Tax Sharing Agreement” means a Contract, a principal purpose of which is the sharing or allocation of or indemnification for Taxes.

“Third Party” shall have the meaning set forth in Section 7.4(a).

“Third Party Claim” shall have the meaning set forth in Section 7.4(b).

“Transaction Documents” shall mean this Agreement and the Ancillary Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 9.2(b).

“Transferred Domain Names” shall mean the Domain Names set forth on Schedule E.

“Transferred Patents” shall mean the Patents set forth on Schedule F.

“Transferred Trademarks” shall mean the Trademarks set forth on Schedule G.

“Treasury Regulations” means the regulations under the Code promulgated by the United States Treasury Department.

“U.S.” and “United States” shall mean the United States of America.

“Units” shall mean all of the outstanding units of limited liability company interest of Purchaser (each unit “Unit”).

Section 2. Purchase and Sale of Purchased Assets; Assumption of Assumed Liabilities.

2.1. Purchased and Excluded Assets; Assumed and Excluded Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, effective as of the Closing Date:

(i) Seller agrees to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser agrees to purchase from Seller, for an aggregate purchase price equal to the Aggregate Consideration, all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances;

(ii) Seller agrees to assign to Purchaser, and Purchaser agrees to assume from Seller, the Assumed Liabilities; and

(iii) Seller agrees to assign to Purchaser, and Purchaser agrees to assume from Seller, all of Seller’s rights and benefits under the Assumed Contracts, subject to the provisions of Section 2.1(c).

(b) In connection with the transactions contemplated by this Agreement, on the Closing Date, each of Seller and Purchaser shall take (and shall cause its respective Affiliates to take) any and all actions that may be required, or reasonably requested by the other party, to transfer to Purchaser good and marketable title to all of the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances, and to effectuate the assumption by Purchaser of the Assumed Liabilities. Seller and Purchaser shall cooperate to transfer possession of all tangible Purchased Assets to Purchaser on the Closing Date, and Seller shall further deliver to Purchaser proper assignments, bills of sale, conveyances and other instruments of sale and/or transfer in order to convey to Purchaser good and valid title to all of the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to assign any Assumed Contract if an attempted assignment thereof, without consent of a third party thereto, would constitute a breach or other contravention thereof and such consent has not been obtained on or prior to the Closing Date. Seller and Purchaser will use their commercially reasonable efforts to obtain such consent prior to the Closing Date or as soon as reasonably practicable thereafter (provided that in no event shall Seller or Purchaser be required to pay any fee or incur any liability or surrender any rights or benefits in order to obtain such consent).

(d) Unless and until any consent with respect to an Assumed Contract, as contemplated by the preceding Section 2.1(c), is obtained or a new Contract entered between the relevant Contract counterparty and Purchaser, Seller and Purchaser will cooperate in an arrangement under which Purchaser would obtain the benefits and assume the obligations under such Assumed Contract, including, if permitted, subcontracting, sub-licensing, or subleasing to Purchaser. Seller will promptly pay to Purchaser when received all monies received by Seller under any such Assumed Contracts, and Purchaser shall promptly pay, discharge and perform all obligations under such Assumed Contracts and defend and hold harmless Seller with respect to claims made with respect to such Assumed Contracts. Notwithstanding the foregoing, the obligations of the parties under this Section 2.1(d) shall terminate on the two year anniversary of the Closing, in which event Seller shall be entitled to terminate any Assumed Contract that has not yet been assigned to Purchaser pursuant to the terms of this Agreement.

2.2. Excluded Assets. Notwithstanding anything herein to the contrary, Seller shall retain all of its right, title and interest in and to, and Purchaser shall not acquire any interest in Excluded Assets.

2.3. Assumption of Liabilities.

(a) Subject to and upon the terms and conditions of this Agreement, effective as of the Closing Date, Purchaser agrees to assume from Seller and to thereafter pay, perform and/or otherwise discharge in a timely manner only the following Liabilities of Seller (the “Assumed Liabilities”): (i) Liabilities arising from, or incurred in connection with, any performance, payment, breach or default of any Assumed Contracts, in connection with the ownership and operation of the Purchased Assets and or otherwise to the extent related to the Business, in each case to the extent occurring (or arising from facts and/or activities occurring) on or after the Closing Date, (ii) any sales Taxes associated with the Acquired Accounts Receivable, (iii) Liabilities arising from Assumed Leases after the Closing Date and (iv) Liabilities arising on or after the Closing Date related to Identified Employees hired by Purchaser on or after the Closing.

(b) Nothing herein shall be deemed to deprive Purchaser or any Affiliate of Purchaser, as applicable, of any defenses, set-offs or counterclaims which Seller may have had or which Purchaser or any Affiliate of Purchaser, as applicable, shall have (to the extent relating to the Assumed Liabilities) to any of the Assumed Liabilities (the “Defenses and Claims”). Effective as of the Closing, Seller agrees to assign, transfer and convey to Purchaser all Defenses and Claims and agrees to reasonably cooperate with Purchaser to maintain, secure, perfect and enforce such Defenses and Claims, provided that in no event shall Seller be required to take any such action to the extent that (a) any applicable Law or Contract requires Seller to refrain from taking such action or (b) taking such action would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to any related documents or information.

2.4. Excluded Liabilities. Except as expressly set forth in Section 2.3 above or otherwise as explicitly stated in this Agreement, pursuant to the terms of this Agreement, Purchaser shall not assume or become liable or obligated in any way, and Seller shall retain and remain solely liable for and obligated to discharge and indemnify and hold Purchaser harmless from all Excluded Liabilities.

2.5. Consideration Units. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall issue to Seller free and clear of all Encumbrances, and Seller shall purchase and accept, the Consideration Units, together with all rights attaching to the underlying Units pursuant to the terms of the Operating Agreement and Seller shall become a party to the Operating Agreement with the capital account set forth in Exhibit A to such Operating Agreement.

Section 3. The Closing.

3.1. Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of VLP Law Group LLP, at 10:00 a.m., San Francisco time, on the date all of the conditions to Closing set forth in Section 8 are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as the Parties may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date”.

(b) Any Purchased Assets that can be transferred using commercially reasonable efforts by so-called “load and leave” procedures or by electronic transmission shall be so transferred by either (a) Seller installing the Purchased Assets on Purchaser’s computer(s) without providing any storage media to Purchaser in connection with the transfer, or (b) remote telecommunications, where Purchaser does not obtain possession of any tangible personal property, such as storage media, in connection with the transfer, and Seller and Purchaser shall prepare and retain in their business records contemporaneous documentation of such transfers. This Agreement, together with any technology transfer agreements entered into in conjunction with the Transaction Documents, is intended to constitute a “technology transfer agreement” within the meaning of California Revenue and Taxation Code Section 6011(c)(10) and California Board of Equalization Sales and Use Tax Regulations Section 1507(A)(1).

3.2. Purchaser Closing Deliverables. Subject to the terms and conditions hereof, Purchaser shall on the Closing Date:

(a) deliver to Seller the Transaction Documents to which it is a party, executed by Purchaser; and

(b) issue and deliver to Seller the Consideration Units free and clear of any Encumbrances.

3.3. Seller Parties Deliverables. Subject to the terms and conditions hereof, on the Closing Date, the Seller Parties shall deliver to Purchaser the following items:

(a) the Transaction Documents, executed by the applicable Seller Parties or applicable Affiliates thereof;

(b) a duly completed and executed certificate, in form and substance satisfactory to Purchaser, pursuant to Treasury Regulations Section 1.1445-2, certifying that the transaction contemplated hereby is exempt from withholding under Section 1445 of the Code (such certificate, the “FIRPTA Certificate”); and

(c) evidence of release of all Encumbrances, other than Permitted Encumbrances, on any Purchased Assets.

3.4. Withholding. Provided that Seller provides to Purchaser the FIRPTA Certificate on or prior to the Closing Date, all payments made pursuant to this Agreement to the Seller shall be made without deduction, offset or withholding for any Taxes

Section 4. Representations and Warranties of Seller and Company.

Seller and Company (collectively, the “Seller Parties, with each a “Seller Party”), jointly and severally, hereby represent and warrant to Purchaser as of the date hereof as set forth in this Section 4, except as set forth in the Business Disclosure Schedule provided by Seller and Company to Purchaser on the date hereof (the “Business Disclosure Schedule”) (as to which Purchaser acknowledges and agrees that any matter disclosed pursuant to a section, subsection, paragraph or subparagraph of the Business Disclosure Schedule shall be deemed disclosed for purposes of such section, subsection, paragraph or subparagraph and for all other purposes of the Business Disclosure Schedule where it is reasonably apparent that such disclosure is applicable to any other section, subsection, paragraph or subparagraph of the Business Disclosure Schedule).

4.1. Organization and Standing. Each of the Seller Parties is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Seller Parties has all requisite corporate power to own and operate its properties and assets, including the Purchased Assets (if applicable), and to carry on the Business as presently conducted. Each of the Seller Parties is duly licensed or qualified to conduct the Business (as applicable) and is in good standing under the laws of each jurisdiction in which the nature of the Business or the ownership or leasing of its properties, including the Purchased Assets, requires such qualification except where the failure to have such qualification would not have a Material Adverse Effect on Seller’s or Company’s ability to consummate the transactions contemplated hereby.

4.2. Authorization. The execution and delivery of the Transaction Documents to which the Seller Parties are a party, the performance by the Seller Parties of such Transaction Documents, and the consummation by the Seller Parties of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of each Seller Party. Such Transaction Documents constitute the valid and binding obligation of each Seller Party, enforceable against it in accordance with their terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

4.3. Non-contravention. Except as set forth in Section 4.3 of the Business Disclosure Schedule, neither the execution and delivery by the Seller Parties of the Transaction Documents, nor the consummation by the Seller Parties of the transactions contemplated thereby, will: (a) conflict with or violate any provision of the certificate of incorporation or bylaws of either Seller Party; (b) require on the part of either Seller party any filing, declaration or registration with, or any permit, authorization, consent or approval of, any Governmental Entity; (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of or the loss of a benefit under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Assumed Contract; (d) result in the imposition of an Encumbrance upon any of the Purchased Assets or the Business, other than Permitted Encumbrances; or (e) violate any Order, writ, injunction, decree, statute, rule or regulation applicable to either Seller Party or any of its properties or assets, other than, in the cases of the preceding subsections (c) and (d), to the extent as would not be material to the Business taken as whole.

4.4. Title to Properties and Assets.

(a) The Purchased Assets, together with all assets or services to which Purchaser or its Affiliates are provided access or use under this Agreement or any Ancillary Agreement and assuming all Identified Employees continue to provide services to the Purchaser, constitute all of the assets necessary for the operation of the Business immediately prior to the Closing. Assuming Purchaser adequately replicates the Seller Services after Closing (including through the services provided under the Ancillary Agreements), the Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.

(b) Seller or Company (as applicable) has good and valid title (including leasehold title, as applicable) to all of the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. For the avoidance of doubt, this representations shall not be deemed to include any representation about ownership or use of any Business Intellectual Property or any infringement related thereto, which is the subject matter of Section 4.8 of this Agreement.

(c) Except as set forth in Section 4.4 of the Business Disclosure Schedules, the furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property included in the Purchased Assets are, in all material respects, in good operating condition and repair and none of such furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. No Seller Party has deleted or otherwise removed any Software or data necessary for the conduct of the Business from any Purchased Asset that is a computer, server or other data processing device in a manner that would be material to the operation of the Business.

4.5. Intellectual Property.

(a) Business Intellectual Property. Section 4.5(a) of the Business Disclosure Schedule contains a list (i) of all items of Business Intellectual Property that are Registered Intellectual Property (“Registered Business IP”), specifying as to each, as applicable: the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; the issue, registration or filing date; and the current status and (ii) all unregistered material Trademarks included in the Business Intellectual Property.

(b) Ownership and Use of Business Intellectual Property; No Infringement by Company; Proceedings.

(i) Either Seller or Company is the sole and exclusive owner of all right, title, and interest in the applicable Business Intellectual Property, free and clear of all Encumbrances, other than Permitted Encumbrances, and has the valid and enforceable right to use all Business Intellectual Property necessary for the conduct of the Business as currently conducted. To the Knowledge of the Seller Parties, there are no facts or circumstances that would render the Business Intellectual Property invalid or unenforceable.

(ii) Section 4.5(b)(ii) of the Business Disclosure Schedule contains a correct, current, and complete list of all Intellectual Property Agreements primarily used in the operation of the Business, specifying for each the date, title, and parties thereto, and separately identifying the Intellectual Property Agreements: (x) pursuant to which either Seller Party is a licensor or otherwise grants licenses or grants to any third party Person any right or interest relating to any Business Intellectual Property (other than any (a) non-disclosure agreements entered into in the ordinary course of business; and (b) non-exclusive licenses entered into the ordinary course of business); (y) pursuant to which a third party Person has licensed any Intellectual Property Rights to the Seller Party (as applicable), which Intellectual Property Rights are used in the Business, other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses of commercially available Intellectual Property Rights, software, and technology; and (c) non-exclusive licenses to Open Source Software ((x) and (y) together, “Assumed IP Agreements”).

(iii) To the Knowledge of the Seller Parties, neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or payment of any additional amounts by Purchaser, with respect to, or require the consent of any other Person in respect of, Purchaser’s right to own or use any Business Intellectual Property (other than standard governmental filing fees that may be required to be paid as part of the recordation of the transfer or assignment of the Purchased Assets or Assumed Contracts). Immediately following the Closing, all Business Intellectual Property will be owned or available for use by Purchaser on identical terms as they were owned or available for use by the Seller Parties immediately prior to the Closing, except to the extent that the lack of which would not reasonably be expected to result in a Material Adverse Effect.

(iv) To the Knowledge of the Seller Parties, the conduct of the Business as currently and previously conducted, including the use of the Business Intellectual Property in connection therewith, does not, as of the date hereof, infringe, misappropriate, or otherwise violate, and has not infringed, misappropriated, or otherwise violated, the Intellectual Property Rights of any Person. To the Knowledge of the Seller Parties, no third party Person has infringed, misappropriated, or otherwise violated any Business Intellectual Property.

(v) There are no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending or threatened in writing (including in the form of offers to obtain a license): (x) alleging any infringement, misappropriation, or other violation of the Intellectual Property Rights of any third party Person by any Seller Party in the conduct of the Business; (y) challenging the validity, enforceability, registrability, patentability, or ownership of any Business Intellectual Property; or (z) by any Seller Party or any other Person alleging any infringement, misappropriation, or other violation by any Person of any Business Intellectual Property. To the Knowledge of the Seller Parties, there are no facts or circumstances that could reasonably be expected to provide a basis for any such Proceeding. No Seller Party is subject to any outstanding or prospective Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the use of any Business Intellectual Property.

(c) Registered Intellectual Property. With respect to each item of Registered Business IP, all necessary registration, maintenance and renewal fees due have been paid, and all necessary documents and certificates have been filed with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or other relevant authorities in foreign jurisdictions, as the case may be, for the purposes of registering, maintaining, and renewing, as applicable, such Registered Business IP, in each case, except as would not have a material adverse effect on the maintenance thereof.

(d) No Government Funding. No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Business Intellectual Property where, as a result of such funding or the use of such facilities, any government or any university, college, other educational institution or research center has any ownership rights in such Business Intellectual Property.

(e) No Third Party Violations of Rights. No third party Person has, to the Knowledge of the Seller Parties, infringed, misappropriated or otherwise used without authorization any of the material Business Intellectual Property, in any manner that would reasonably be expected to result in a Material Adverse Effect.

(f) No Harmful Code. No Software included in the Purchased Assets contains any Harmful Code.

(g) Proprietary Information and Confidentiality. Each Seller Party has entered into binding, valid, and enforceable written Contracts with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any material Business Intellectual Property during the course of employment or engagement with either such Seller Party whereby such employee or independent contractor: (i) acknowledges such Seller Party’s sole ownership of all Business Intellectual Property invented, created or developed by such employee or independent contractor within the scope of his or her employment or engagement with such Seller Party; and (ii) assigned to such Seller Party any ownership rights such employee or independent contractor may have in or to such Business Intellectual Property.

(h) Personally Identifiable Information. To the extent any Seller Party, in connection with the Business, collects or stores any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third Persons (collectively “Personal Information”), to the Knowledge of the Seller Parties, the Seller Parties are in compliance with all applicable laws in the relevant jurisdictions and applicable privacy policies of the Seller Parties, and the requirements of any Assumed Contract with respect to such Personal Information, except to the extent that any non-compliance would not constitute an Material Adverse Effect. In the past three (3) years, to Seller’s Knowledge, except as would not be material, no Seller Party has (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in its possession or control or (ii) been subject to or received written notice of any audit, investigation, complaint, or other Proceeding by any Governmental Entity or other Person concerning either Seller Party’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, in each case in connection with either Seller Party’s collection, use, processing, storage, transfer, or protection of Personal Information. This Section 4.5(h) contains the sole and exclusive representations and warranties of Seller relating to rights of privacy and compliance with Laws relating to privacy, data protection, or information security.

(i) Software. No source code of any material Software included in the Purchased Assets has been licensed, provided or made available to any Person other than employees, contractors or consultants of Seller or Company who are subject to written Contracts that prohibit use or disclosure of such source code except to perform services for Seller or Company. No Software included in the Purchased Assets incorporates or links to any Open Source Software in a manner that requires Company or Seller to disclose the source code of such Software, or license such Software for no fees or royalties.

4.6. Employees and Contractors.

(a) The Seller Parties have made available to Purchaser a complete and accurate list of all Business Employees on the date of this Agreement, including any Business Employee who is on a leave of absence, describing for each such employee the position or title, whether classified as exempt or non-exempt for wage and hour purposes, annual base salary or hourly rate (as applicable), bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive estimated duration of leave). The Seller Parties have also made available to Purchaser a complete and accurate list of all of the currently active, individual independent contractors and currently active, individual consultants employed or used exclusively with respect to the operation of the Business and classified by Seller or Company as other than employees (“Contingent Workers”), showing for each Contingent Worker such individual’s fee or compensation arrangements. As of the Closing Date, all compensation, including wages, commissions, bonuses, fees and other compensation payable to all Business Employees and Contingent Workers for services performed on or prior to the Closing Date have been paid in full, including bonus payments for the year ended June 30, 2019 notwithstanding Seller’s prior practice or requirement of waiting until the annual audit is completed.

(b) Except as set forth in Section 4.6(b) of the Business Disclosure Schedule, no Business Employees are covered by any union, collective bargaining agreement or other similar labor agreement (including any agreement with any works council or other similar labor-relations entity). Solely with respect to Business Employees, there is no presently pending, and to the Knowledge of the Seller Parties, there is not threatened, any union, works council or similar labor or collective-representation organizing activities or arrangements and in the three (3) years prior to the date hereof, there has been no labor dispute with any works council, trade union or other similar labor-relations entity or any activity by a labor union or similar entity to organize the Business Employees, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to Business Employees.

(c) Except as set forth in Section 4.6(c) of the Business Disclosure Schedule, with respect to the Business, (i) Seller is in compliance in all material respects with all applicable Legal Requirements respecting labor, employment, fair employment practices, work place safety and health, terms and conditions of employment, wages and hours; (ii) there are no formal, written grievances, complaints or charges with respect to employment or labor matters (including allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of the Seller Parties, threatened against any Seller Party with respect to the Business in any judicial, regulatory or administrative forum, or under any private dispute resolution procedure; (iii) as of the date of this Agreement, none of the employment policies or practices of any Seller Party related to the Business is being audited or, to the Knowledge of the Seller Parties, investigated or subject to imminent audit or investigation by any Governmental Entity; and (iv) all Business Employees are employed at-will.

(d) Except as set forth in Section 4.6(d) of the Business Disclosure Schedule, Seller has not, with respect to the Business, experienced during the last three years a “plant closing,” “business closing,” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act or any similar state, local or foreign law or regulation affecting any site of employment of Seller or one or more facilities or operating units within any site of employment or facility of Seller.

4.7. Employee Benefit Plans.

(a) Seller has made available to Purchaser a list of all material Benefit Plans which are exclusively for the benefit of Business Employees.

(b) No Seller Party nor any ERISA Affiliate has ever sponsored, maintained, contributed to or had any obligation to contribute to any Benefit Plan subject to Section 412 of the Code or Title IV of ERISA. None of the Business Employees is employed outside the United States.

4.8. Assumed Contracts. No Assumed Contract has been canceled or, to the Knowledge of the Seller Parties, materially breached by another party. No Seller Party is in default under or in breach of any Assumed Contract in any material respect.

4.9. Taxes.

(a) Seller has filed or caused to be timely filed all Tax Returns required to have been filed by it solely with respect to the Business or the Purchased Assets, all such Tax Returns are true, correct and complete in all material respects, and Seller has timely paid all Taxes that are due and payable by Seller solely with respect to the Business or the Purchased Assets (whether or not such Taxes were shown on such Tax Returns).

(b) there are no unpaid Taxes payable by Seller that are or would become an Encumbrance on any of the Purchased Assets of Seller, other than a Permitted Encumbrance.

(c) there is no current, or, to the Knowledge of the Seller Parties, proposed or pending Proceeding, or deficiency or refund litigation with respect to any Taxes of or Tax Returns filed or required to be filed by Seller solely with respect to the Business or the Purchased Assets that would reasonably be expected to adversely impact the Purchased Assets or the Business after the Closing, nor has any Governmental Entity filed asserted, or, to the Knowledge of the Seller Parties, proposed, any claim for the assessment of any unpaid Tax against Seller solely with respect to the Purchased Assets or the Business.

(d) no extensions or waivers of statutes of limitations have been given or requested by Seller or any of its Affiliates or predecessors with respect to the Business or the Purchased Assets.

(e) Seller has (i) properly in all material respects collected all sales Taxes with respect to the Business or the Purchased Assets required to be collected in the time and manner required by any applicable Law and remitted all such sales Taxes (and use Taxes due and payable) to the applicable Governmental Entity in the time and in the manner required by any applicable Law, (ii) returned all sales Taxes with respect to the Business or the Purchased Assets erroneously collected by it from any Person to such Person (or, if such Person cannot be located or is no longer in business, remitted such sales Tax to the appropriate Governmental Entity) in the time and in the manner required by any applicable Law in all material respects and (iii) collected and maintained all resale certificates and other documentation required to qualify for any exemption from the collection of sales Taxes.

(f) No written claim has been made in the past three years by a Governmental Entity in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to Tax by that jurisdiction with respect to the Business or the Purchased Assets.

(g) neither the Business nor the Purchased Assets is the subject of any Tax Sharing Agreement.

(h) Seller has timely and properly collected or withheld all material Taxes required to be collected or withheld by it with respect to the Business or the Purchased Assets (including, but not limited to employment related Taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other party), and all such amounts have been paid to the appropriate Governmental Entity or set aside in appropriate accounts for future payment when due. Seller has complied with all information reporting and backup withholding provisions of applicable Law with respect to the foregoing.

4.10. Litigation. Except as described Section 4.10 of the Business Disclosure Schedule, to the Knowledge of the Seller Parties, there are no Proceedings pending threatened against or by any Seller Party (a) relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

4.11. Compliance with Legal Requirements. Company and its officers, directors, stockholders, agents, and employees are in material compliance with, and have during the three year period prior to the date hereof materially complied with, all Legal Requirements that are applicable to the Business and/or the Purchased Assets, and, to the Knowledge of the Seller Parties, no claims have been filed by a Governmental Entity alleging a violation of any such laws, regulations or ordinances, and Company has not received written notice of any such violation.

4.12. Real Property.

(a) Company does not now own, nor has Company ever owned, any real property used exclusively in connection with the Business. Except as set forth in Section 4.12 of the Business Disclosure Schedule, Company holds a valid and existing leasehold interest under each Lease free and clear of any Encumbrances except Permitted Encumbrances and enjoys quiet and undisturbed possession thereunder, other than as would not be material to the Business.

(b) With respect to the Assumed Leases, to the Knowledge of the Seller Parties:

(i) each Assumed Lease is valid, binding, enforceable and in full force and effect, and the applicable Seller Party enjoys peaceful and undisturbed possession of the Assumed Lease;

(ii) no Seller Party is in breach or default under any Assumed Lease, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default, and the Seller Parties have paid all rent due and payable under each Assumed Lease;

(iii) no Seller Party has received nor given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by such Seller Party under any of the Assumed Leases and, to the Knowledge of the Seller Parties, no other Person is in default thereof, and no party to any Assumed Lease has exercised any termination rights with respect thereto;

(iv) no Seller Party has subleased, assigned or otherwise granted to any Person the right to use or occupy Assumed Lease or any portion thereof; and

(v) no Seller Party has pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Assumed Lease.

4.13. Business. Company has operated the Business in the ordinary course consistent with past practice since April 1, 2019, with such ordinary course to include, without limitation, no material accelerated collections of Acquired Accounts Receivable, no lack of due and payable payments to Business Employees or Contingent Workers and no decrease in marketing efforts for the Business,

4.14. Related Party Transactions. Except as set forth in Section 4.14 of the Business Disclosure Schedule, none of the officers or directors of Seller or Company or, to the Knowledge of the Seller Parties, any Business Employee, has any interest in any Assumed Contracts, other than with respect to employment or consulting arrangements.

4.15. Seller. Seller (a) is not relying on any representations or warranties made by any person or entity in its decision to enter this Agreement or any other Transaction Document or to consummate the transactions contemplated thereby other than those explicitly set forth herein or therein; (b) is acquiring Units solely for its own account for investment purposes and not with a view or interest of participating, directly or indirectly, in the resale or distribution of all or any part thereof; (c) acknowledges that all Units acquired by it are to be issued and sold to it without registration and in reliance upon certain exemptions under the Securities Act of 1933, as amended (the “Act”), and in reliance upon certain exemptions from registration requirements under applicable State securities laws; (d) will make no transfer or assignment of any Units in violation of any contractual arrangements with Purchaser, the Act and any other applicable securities laws; (e) is aware that no federal or State agency has made any recommendation or endorsement of Units or any finding or determination as to the fairness of the investment in such Units; (f) acknowledges that no public or secondary market exists or may ever exist for Units and accordingly, Seller may not be able to readily liquidate its investment in Units; (g) acknowledges that neither Purchaser nor any Person acting on its behalf has offered Units to Seller by means of general or public solicitation or general or public advertising, such as by newspaper or magazine advertisements, by broadcast media, or at any seminar or meeting whose attendees were solicited by such means; (i) acknowledges that Units are a speculative investment and are subject to significant dilution upon future financing and other events in the future, and represents that he can bear the economic risks of such an investment for an indefinite period of time; and (j) acknowledges that Purchaser has not made any representations concerning the Tax consequences to Seller of the transactions contemplated by the Transaction Documents, Seller has not relied on any statement or information provided by Purchaser, or the advice of counsel to Purchaser, regarding the Tax consequences that will result from the transactions contemplated by the Transaction Documents, and Seller understands that it bears the risk of any Tax consequences related to such transactions. Seller is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Act.

4.16. Customers and Suppliers.

(a) Section 4.16(a) of the Business Disclosure Schedule sets forth with respect to the Business (i) the top twenty (20) customers, wholesale partners or channel partners by revenue generated in connection with such Person for the most recent fiscal year (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such period. No Seller Party has received any written notice that any of the Material Customers has ceased, or intends to cease after the Closing, to use product offerings of the Business, to materially decrease their use of the product offerings of the Business, or to otherwise terminate its relationship with such Seller Party.

(b) Section 4.16(b) of the Business Disclosure Schedule sets forth with respect to the Business (i) the top twenty (20) currently active suppliers by dollar volume of purchases generated in connection with such suppliers for the most recent fiscal year (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier. No Seller Party has received any written notice that any of the Material Suppliers has ceased, or intends to cease, after the Closing, to supply goods or services to such Seller Party, to materially decrease the volume of the goods or services they supply to such Seller Party, or to otherwise terminate or materially reduce its relationship with such Seller Party.

4.17. Permits. The Seller Parties have all franchises, permits, licenses and any similar authority necessary for the conduct of the Business, the lack of which would have a Material Adverse Effect. No Seller Party is in default under any of such franchises, permits, licenses or other similar authority where such default would have a Material Adverse Effect.

4.18. Brokers. No Seller Party has incurred directly or indirectly, any liability that is an Assumed Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Purchaser incur, directly or indirectly, any such liability based on arrangements made by or on behalf of any Seller Party.

4.19. Financial Statements. The Seller Parties have delivered to Purchaser true and complete copies of the Company Financial Statements. The information set forth in the Company Financial Statements with respect to sales and margin are true and correct in all material respects, and the Company Financial Statements as a whole represent Seller’s good faith estimates of the financial terms set forth thereon with respect to the Business, consistent with Seller’s internal financial reporting practices.

4.20. Acquired Accounts Receivable.

(a) Schedule A accurately and fully depicts, in all material respects, the Acquired Accounts Receivable as of the dates specified therein, including, without limitation, information regarding the correct payors, the amounts due from each such payor and an aging schedule with respect thereto.

(b) No Seller Party is aware that any payor listed in such Schedule A intends to default on or otherwise delay past the due date the payment of any amounts listed as payable thereunder.

Section 5. Representations and Warranties of Purchaser.

Purchaser hereby represents and warrants to the Seller Parties as of the date hereof as set forth in this Section 5, except as set forth in the Purchaser Disclosure Schedule provided by Purchaser to the Seller Parties on the date hereof (the “Purchaser Disclosure Schedule”) (as to which the Seller Parties acknowledge and agree that any matter disclosed pursuant to a section, subsection, paragraph or subparagraph of the Purchaser Disclosure Schedule shall be deemed disclosed for purposes of such section, subsection, paragraph or subparagraph and for all other purposes of the Purchaser Disclosure Schedule where it is reasonably apparent that such disclosure is applicable to any other section, subsection, paragraph or subparagraph of the Purchaser Disclosure Schedule).

5.1. Organization and Standing.

(a) Purchaser is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted. Purchaser is duly qualified or licensed to do business and is in good standing as a foreign entity in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license material to Purchaser’s business as currently conducted, except for any jurisdiction(s) in which the failure to so qualify would not be material to Purchaser. The operations now being conducted by Purchaser are not now and have never been conducted by Purchaser under any other name.

(b) Purchaser has made available true, correct and complete copies of its certificate of formation of Purchaser and the Operating Agreement, each in full force and effect on the date of this Agreement (collectively, the “Charter Documents”). Neither the managers nor the members of Purchaser has approved or proposed any amendment to any of the Charter Documents.

(c) Section 5.1(c) of the Purchaser Disclosure Schedule lists the members, managers, and officers of Purchaser.

(d) Section 5.1(d) of the Purchaser Disclosure Schedule lists every jurisdiction in which Purchaser has employees or facilities as of the date of this Agreement.

5.2. Authorization. The execution and delivery of the Transaction Documents, the performance by Purchaser of the Transaction Documents, and the consummation by Purchaser of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser. The Transaction Documents constitute the valid and binding obligation of Purchaser, enforceable against it in accordance with their terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief or other equitable remedies.

5.3. Units. All of the Units to be issued pursuant to this Agreement will, when issued, be duly authorized, validly issued, fully paid and non-assessable and will not, when issued, be subject to preemptive rights other than pursuant to this Agreement and the Financing Agreements. Subject to the effectiveness and accuracy of Section 4.15, all of the Units to be issued pursuant to this Agreement will, when issued, be issued in compliance with all applicable federal, state, foreign, or local statutes, Laws, rules or regulations, including federal and state securities Laws, and will be, when issued, issued in accordance with any right of first refusal or similar right or limitation, including those in the Charter Documents. Subject to the effectiveness and accuracy of Section 4.15, all of the Units to be issued pursuant to this Agreement will, when issued, have been offered, issued and sold by Purchaser in compliance with all applicable federal and state securities or “blue sky” Laws.

5.4. Non-contravention. Neither the execution and delivery by Purchaser of the Transaction Documents, nor the consummation by Purchaser of the transactions contemplated thereby, will: (a) conflict with or violate any provision of the Charter Documents of Purchaser; (b) require on the part of Purchaser any filing, declaration or registration with, or any permit, authorization, consent or approval of, any Governmental Entity; or (c) violate any Order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or any of its properties or assets.

5.5. Purchaser Capital Structure.

(a) As of the date of this Agreement, all Units are held by the Persons that are registered holders of such Units and in the amounts set forth in Section 5.5(a) of the Purchaser Disclosure Schedule which further sets forth for each such Person the number of units held. All outstanding Units are duly authorized and validly issued and are not subject to preemptive rights that are created by Law, the Charter Documents, or any Contract to which Purchaser is a party or by which it is bound, except to the extent any such rights have contemporaneously been waived by Purchaser’s members.

(b) All outstanding Units have been issued or repurchased (in the case of units that were outstanding and repurchased by Purchaser) in compliance with all applicable Laws, and were issued, transferred and repurchased (in the case of units that were outstanding and repurchased by Purchaser) in accordance with any right of first refusal or similar right or limitation. Other than the Units set forth in Section 5.5(a) of the Purchaser Disclosure Schedule, Purchaser has no other Units authorized, issued or outstanding.

(c) There are no outstanding loans or indebtedness between Purchaser and any of the securityholders of Purchaser.

(d) No bonds, debentures, notes or other indebtedness of Purchaser (i) having the right to vote on any matters on which securityholders of Purchaser may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting equity of Purchaser, are issued or outstanding as of the date of this Agreement.

(e) There are no options, warrants, calls, rights, convertible securities or Contracts of any character, written or oral, to which Purchaser is a party or by which Purchaser is bound obligating Purchaser to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Unit or obligating Purchaser to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right or Contract. There are no outstanding or authorized membership interest appreciation, phantom equity, profit participation, or other similar rights with respect to Purchaser (whether payable in units, cash or otherwise). Except as contemplated hereby, there are no voting trusts, proxies, or other Contracts with respect to the voting equity of Purchaser, and there are no Contracts to which Purchaser is a party relating to the registration, sale or transfer (including Contract relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Unit.

(f) No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, and there is no basis for, any liability of Purchaser to any current, former or alleged holder of securities of Purchaser in such Person’s capacity (or alleged capacity) as a holder of such securities.

5.6. Foreign Control.

(a) Purchaser is not a foreign entity, as defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); and

(b) Purchaser is not controlled by a foreign person, as defined in the DPA; and

(c) Purchaser does not permit any foreign person affiliated with Purchaser, whether affiliated as a limited partner or otherwise, to obtain through Purchaser any of the following with respect to Purchaser: (i) control (as defined in 31 C.F.R. § 800.204) of Purchaser, including the power to determine, direct or decide any important matters for Purchaser; (ii) access to any material nonpublic technical information (as defined in 31 C.F.R. § 801.208) in the possession of Purchaser (which shall not include financial information about Purchaser), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Purchaser products, including processes, techniques, or methods; (iii) membership or observer rights on the Board of Directors of Purchaser or the right to nominate an individual to a position on the Board of Directors of Purchaser; or (iv) any involvement (other than through voting of shares) in substantive decision making of Purchaser regarding the use, development, acquisition, or release of any of Purchaser’s critical technologies (as defined in 31 C.F.R. § 801.204).

5.7. Consents. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any third party, including a party to any Contract with Purchaser (so as not to trigger any conflict), is required by, or with respect to, Purchaser in connection with the execution and delivery of this Agreement and any Transaction Document to which Purchaser is a party or the consummation of the transactions contemplated hereby.

5.8. Financial Statements.

(a) Purchaser has delivered to Seller true and complete copies of the Purchaser Financial Statements . The Purchaser Financial Statements are true and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (subject to the absence of notes) and fairly present in all material respects the financial position of Purchaser as of the dates thereof. The books and records of Purchaser have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Purchaser Financial Statements are consistent with such books and records.

(b) Purchaser has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Purchaser Financial Statements), in accordance with Purchaser accounting practices, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Purchaser, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Purchaser accounting practices, and that receipts and expenditures of Purchaser are being made only in accordance with appropriate authorizations of management and the members of Purchaser and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Purchaser. Purchaser has not identified or been made aware of (i) any deficiency or material weakness in the system of internal accounting controls utilized by Purchaser, (ii) any fraud, whether or not material, that involves Purchaser’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Purchaser or (iii) any claim or allegation regarding any of the foregoing.

(c) Purchaser does not have any off balance sheet liability of any nature to, or any financial interest in, any third party or entities the purpose of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by Purchaser.

(d) Purchaser does not have any material liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements in accordance with GAAP), except for those which have been reflected in the Purchaser Financial Statements.

5.9. Purchaser. Purchaser is not relying on any representations or warranties made by any person or entity in its decision to enter this Agreement or any other Transaction Document or to consummate the transactions contemplated hereby and thereby other than those representations or warranties explicitly made by any Seller Party in the Transaction Documents.

5.10. Intellectual Property.

(a) Purchaser owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights (“Purchaser Intellectual Property”) necessary to the business of Purchaser as presently conducted, the lack of which could reasonably be expected to have a Material Adverse Effect. Section 5.10 of Purchaser Disclosure Schedule contains a complete list of Purchaser’s material patents, trademarks, copyrights and domain names and pending patent, trademark and copyright applications. Except for agreements with its own employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of Purchaser’s business, there are no outstanding options, licenses or agreements relating to Purchaser Intellectual Property, and Purchaser is not bound by or a party to any options, licenses or agreements with respect to intellectual property of any other person or entity. Purchaser has not received any written communication alleging that Purchaser has violated or, by conducting its business as currently conducted, would violate any of the intellectual property of any other person or entity, nor is Purchaser aware of any basis therefore. There are no agreements, understandings, instruments, contracts, judgments, Orders or decrees to which Purchaser is a party or by which it is bound which involve indemnification by Purchaser with respect to infringements of intellectual property.

(b) Purchaser is not aware that any of its employees is obligated under any contract or other agreement, subject to any judgment, decree or Order of any court of administrative agency, that would materially interfere with the use of his or her efforts to promote the interests of Purchaser or that would conflict with Purchaser’s business as presently conducted. Neither the execution nor delivery of this Agreement, nor the carrying on of Purchaser’s business by the employees of Purchaser, nor the conduct of Purchaser’s business as presently conducted, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under any contract, covenant or instrument under which any of such employees is now obligated. Purchaser does not believe it is or will be necessary to use any inventions of any of its employees made prior to their employment by Purchaser.

(c) Each employee of Purchaser has executed a confidential information and invention assignment agreement, substantially in the form delivered to Seller. No such employee has excluded works or inventions made prior to his or her employment with Purchaser from his or her assignment of inventions pursuant to such employee’s confidential information and invention assignment agreement. Each consultant to Purchaser that has had access to Purchaser’s intellectual property has entered into an agreement containing appropriate confidentially and invention assignment provisions.

5.11. Title to Properties and Assets. Purchaser has good and marketable title to its properties and assets, and has good title to all its leasehold interest, in each case subject to no material Encumbrance.

5.12. Permits. Purchaser has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which would have a Material Adverse Effect. Purchaser is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

5.13. Litigation. Except as described in Section 5.13 of Purchaser Disclosure Schedule, there is no Proceeding pending, threatened in writing, against Purchaser.

5.14. Brokers’ and Finders’ Fees; Third Party Expenses. Purchaser has not incurred directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Seller incur, directly or indirectly, any such liability based on arrangements made by or on behalf of Purchaser.

5.15. Related Party Transactions. No officer, director, manager, member, unitholder, employee of Purchaser or any of its Affiliates is a party to any contract with or binding upon Purchaser or any of its assets, rights or properties or has any interest in any property owned by Purchaser or has engaged in any material transaction with any of the foregoing.

Section 6. License-Back.

6.1. License to Seller. Effective as of the Closing, Purchaser and its Affiliates hereby grant to Seller and its Affiliates, and Seller and its Affiliates shall retain, a worldwide, irrevocable, perpetual, non-exclusive, fully paid-up, royalty-free, non-sublicensable (except as provided in Section 6.2) license to the Business Intellectual Property, provided such license is not used in the conduct of the Seller Parties Restricted Business (notwithstanding the foregoing, in the event Seller sub-licenses any Business Intellectual Property in violation of Section 6.2, the associated license to Seller shall be revocable at Purchaser’s sole discretion; provided that prior to such revocation, Purchaser must notify Seller of such violation and provide Seller with a reasonable amount of time to cure such violation, and if such violation is so cured then no such revocation will be permitted):

(a) (i) to make, have made, develop, publish, publicly display and perform, transmit, import, use, offer to sell, sell (or otherwise dispose of), market, promote, support, operate, and otherwise exploit any products of Seller or its Affiliates, and (ii) to practice any method, process or procedure claimed in any of the Transferred Patents in connection with the businesses of Seller and its Affiliates; and

(b) to use, copy, modify, create derivative works of, distribute (including by way of a sublicense), and otherwise exploit the Software included in Purchased Assets, in connection with the sale, distribution, and manufacture of Seller’s products.

6.2. Sublicensing and Transfer Rights.

(a) The foregoing license shall be sublicensable by Seller or its Affiliates, so long as the sublicense does not permit use in a manner competitive with the Business or the business of Purchaser as conducted immediately prior to the Closing. Except as otherwise provided in this Section 6, the licenses granted to a Party hereunder may not be sublicensed to any third Person.

(b) The licenses granted hereunder may not be assigned or transferred, in whole or in part, except for transfers to Affiliates, in connection with a change of control of the licensed Party or the transfer or sale of any business unit, Subsidiary or division (by means of a reorganization, asset sale, stock sale, merger or otherwise) of such licensed Party to which such licenses relate; provided, however, that in the event any such assignment or transfer is proposed to be made to a Person directly competitive with the Business or Purchaser’s business as of the Closing, and such assignment or transfer is consummated without the written consent of Purchaser, such assignment or transfer shall be void ab initio.

6.3. Licenses Irrevocable. Each Party acknowledges and agrees that the licenses granted under this Section 6, except where specified otherwise, are perpetual and irrevocable, and that its remedy for breach by the other party of the licenses granted to it hereunder or of any other provision hereof, shall be to bring a claim to recover damages and to seek appropriate equitable relief, other than termination of the licenses granted by it in this Agreement.

6.4. License Term. All licenses granted herein, with respect to each Patent, shall expire upon the expiration of such Patent, and with respect to each Copyright, shall expire upon the expiration of such Copyright.

Section 7. Indemnification.

7.1. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the Parties made herein shall survive the Closing and continue in full force and effect for eighteen (18) months after the Closing Date, except that (i) the Fundamental Representations will survive for sixty (60) days beyond the statute of limitations applicable to the subject matter thereof; provided, however, that notwithstanding anything in this Agreement to the contrary, any claim with respect to any fraud or willful breach will survive the Closing and, notwithstanding any of the survival limitations set forth in this Section 7.1, can be made by an Indemnified Party at any time. Any covenants or agreements set forth in this Agreement shall terminate as of the Closing, other than those covenants or agreements that by their terms survive the Closing, which covenants and agreement shall so survive the Closing in accordance with their respective terms. Each such applicable period described in this Section 7.1 shall be referred to as a “Survival Period”. The party making a claim under this Section 7 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Section 7 is referred to as the “Indemnifying Party”.

7.2. Seller Indemnification Obligations. Seller, on behalf of all Seller Parties, shall indemnify and defend each of Purchaser and its Affiliates and their respective Representatives (collectively, the “Purchaser Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them from, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnitees based upon, arising out of, with respect to or by reason of: (i) the breach of any of the representations or warranties made by any Seller Party pursuant to any Transaction Document, (ii) the breach by any Seller Party, or the failure of any Seller Party to perform, observe or comply with any covenants or agreements made by any Seller Party in any Transaction Document; (iii) any fraud or willful breach by any Seller Party or its Affiliates; and (iv) any Excluded Liability or Excluded Asset (whether for periods preceding the Closing or following the Closing).

7.3. Purchaser Indemnification Obligations. Purchaser shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Seller Indemnitees based upon, arising out of, with respect to or by reason of: (i) the breach of any of the representations or warranties made by Purchaser pursuant to any Transaction Document; (ii) the breach by Purchaser, or the failure of Purchaser to perform, observe or comply with any covenants or agreements made by Purchaser in any Transaction Document; (iii) any fraud or willful breach by Purchaser or its Affiliates; and (iv) any Assumed Liability or Purchased Asset.

7.4. Procedure for Claims.

(a) Promptly after an Indemnified Party has either (i) become aware of any facts or circumstances pursuant to which it may be entitled to indemnification hereunder or (ii) received notice of the commencement of any claim or Proceeding by a Person not a party to this Agreement or by a Person not an Affiliate of a party to this Agreement (each, a “Third Party”) which could reasonably be expected to give rise to a claim for indemnification against an Indemnifying Party hereunder, the Indemnified party shall give the Indemnifying Party written notice of such facts, circumstances, claim or Proceeding. Such notice shall state, to the extent known, the nature and the basis of such claim or Proceeding and, if reasonably possible, an estimate of the amount thereof. The failure of any Indemnified Party to give notice as provided herein shall not relieve any Indemnifying Party of its obligations under this Section 7 except to the extent that the failure to timely give such notice is materially prejudicial to any Indemnifying Party’s ability to adequately defend itself against any claim for indemnification hereunder.

(b) Within thirty (30) Business Days (or, if in connection with a Third Party Claim, fifteen (15) Business Days) after receiving notice of a claim for indemnification or reimbursement hereunder, the Indemnifying Party shall, by written notice to the Indemnified Party, either (i) concede or deny liability for the claim in whole or in part, or (ii) in the case of a claim asserted by a Third Party (a “Third Party Claim”), advise that the matters set forth in the notice are, or will be, subject to contest or Proceedings not yet finally resolved. If the applicable Indemnifying Party concedes liability in whole or in part, it shall, within thirty (30) Business Days of such concession, pay the amount of the claim to the Indemnified Party to the extent of the liability conceded. Any such payment shall be made in immediately available funds equal to the amount of such claim so conceded and payable. If the applicable Indemnifying Party denies liability in whole or in part or advises that the matters set forth in the notice are, or will be, subject to contest or Proceedings not yet finally resolved, then the applicable Indemnifying Party shall make no payment (except for the amount of any conceded liability payable as set forth above) until the matter is resolved in accordance with this Agreement.

(c) In the case of any Third Party Claim, if within fifteen (15) Business Days after receiving the notice described in Section 7.4(a), the Indemnifying Party (i) gives written notice to the Indemnified Party stating that the Indemnifying Party would be liable under the provisions hereof for indemnity in the amount of such claim if such claim were valid and that the applicable Indemnifying Party disputes and intends to defend against such claim, liability or expense at its own cost and expense, and (ii) provides assurance reasonably acceptable to such Indemnified Party that such indemnification will, if the matters underlying such Third Party Claim are ultimately determined or agreed to be indemnifiable hereunder (in which event a settlement of such Third Party Claim by or with the consent of the Indemnifying Party will be deemed agreement of such obligation to indemnify unless otherwise explicitly agreed otherwise), be paid fully and promptly and such Indemnified Party will not incur cost or expense during the proceeding, then counsel for the defense shall be selected by the Indemnifying Party (subject to the consent of the Indemnified Party which consent shall not be unreasonably withheld, conditioned or delayed) and such applicable Indemnifying Party shall, in such event, not be required to make any payment to the Indemnified Party with respect to such claim, Liability or expense as long as the Indemnifying Party is conducting a good faith and diligent defense at its own expense; provided, however, that the Indemnifying Party’s rights to assume any such defense shall apply only in the event that the amounts in controversy in all outstanding claims that could be the subject of indemnification under this Agreement do not exceed in the aggregate any limitations applicable with respect to such Indemnifying Party’s indemnification obligations hereunder. If the Indemnifying Party assumes such defense in accordance with the preceding sentence, it shall have the right, with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, to settle all indemnifiable matters related to Third Party Claims which are susceptible to being settled; provided that the Indemnifying Party’s obligation to indemnify such Indemnified Party therefor will be fully satisfied only by payment of money by such Indemnifying Party pursuant to a settlement which includes a complete release of such Indemnified Party. The Indemnifying Party shall keep the Indemnified Party apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish such Indemnified Party with all documents and information that such Indemnified Party shall reasonably request and shall consult with such Indemnified Party prior to acting on major matters, including settlement discussions. Notwithstanding anything herein stated, the applicable Indemnified Party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel. If no such notice of intent to dispute and defend is given by the Indemnifying Party, or if such diligent good faith defense is not being or ceases to be conducted, such Indemnified Party may undertake the defense of (with counsel selected by such Indemnified Party), and shall have the right to compromise or settle, such claim, liability or expense (exercising reasonable business judgment); provided that in the event the Indemnifying Party does not consent to such compromise or settlement in writing in advance thereof, then such compromise or settlement shall not be determinative or be taken into account in any way in determining whether an Indemnifying Party has any indemnity obligation with respect to such Third Party Claim or the amount of Losses indemnifiable with respect thereto. If such claim, liability or expense is one that by its nature cannot be defended solely by the Indemnifying Party, then the applicable Indemnified party shall make available all information and assistance that the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party in such defense.

7.5. Limits on Indemnification. The obligations of the Indemnifying Parties under this Section 7 are subject to the following provisions:

(a) No claim for indemnification under Section 7.2(i) and 7.3(i) (other than claims arising out of or based upon the breach of a Fundamental Representation) may be made by the Indemnified Parties unless or until the aggregate amount for all such claims for which indemnity is ultimately determined or agreed to be indemnifiable hereunder by Seller Indemnifying Parties or Purchaser Indemnifying Parties, respectively, exceeds $500,000 (the “Basket”), after which point the applicable Indemnifying Party will be obligated to indemnify the applicable Indemnified Parties for all Losses (including the amount of the Basket).

(b) No claim for indemnification under Section 7.2(i) and 7.3(i) (other than claims arising out of or based upon the breach of a Fundamental Representation) made by the Indemnified Parties will be payable by the applicable Indemnifying Party to the Indemnified Parties in excess of an aggregate amount equal to $2,500,000 (the “General Cap”).

(c) In no event shall either Purchaser or Seller be obligated to provide indemnification under this Agreement, any Transaction Documents or in connection with the transactions contemplated hereby or thereby in excess of the aggregate value of the Aggregate Consideration actually issued under the terms of this Agreement (the “Purchase Price Cap”). For all purposes under this Agreement, the value of one Unit shall be equal to the Fair Market Value, as may be adjusted for stock splits, reverse stock splits or similar occurrences.

(d) When determining the maximum amount an Indemnified Party may recover under this Section 7 in respect of any Losses, including without limitation the limits on recovery imposed by the Basket, the General Cap and the Purchase Price Cap, all prior amounts claimed or recovered against an Indemnifying Party under this Section 7 shall be cumulative with all other recoveries made hereunder, and credited against such limitations.

(e) All Losses for which any Indemnified Party would otherwise be entitled to indemnification under this Section 7 shall be reduced by the amount of insurance proceeds, indemnification payments and other third-party recoveries that any Indemnified Party is paid or otherwise received in respect of any Losses incurred by such Indemnified Party; provided that no such Indemnified Party shall be required to seek or obtain such recovery. For the avoidance of doubt, in no event shall the Indemnified Parties be entitled to any recovery with respect to any particular incident, fact or event which resulted in indemnifiable Losses in excess of the amount of such Losses (regardless of whether a claim for such Losses can be brought under multiple subsections of Section 7); to the extent an Indemnified Party received an indemnity payment hereunder and receives any payment or amounts contemplated by the preceding sentence such that the aggregate amount of such proceeds excess the aggregate amount of Losses so incurred, the Indemnified Parties shall remit to the Indemnifying Parties the lesser of the amount of such excess and the amounts paid by the Indemnifying Parties hereunder.

(f) The Indemnified Parties shall use their commercially reasonable efforts to mitigate all Losses after becoming aware of any event which may give rise to any Losses in respect of which the Indemnified Party may be entitled to indemnification pursuant to this Section 7.

(g) Notwithstanding anything in this Agreement to the contrary, for purposes of the indemnification obligations under this Section 7 all of the representations and warranties set forth in this Agreement, any other Transaction Document or any certificate or schedule executed or delivered in connection herewith or therewith that are qualified as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect shall be deemed to have been made without any such qualification for purposes of determining the amount of Losses resulting from, arising out of or relating to any breach of such representation or warranty (but not, for the avoidance of doubt, for the purposes of determining whether any such breach of any such representation or warranty has occurred).

(h) The Indemnified Parties’ rights to indemnification contained in this Section 7 are part of the basis of the bargain contemplated by this Agreement; and the representations, warranties, covenants and obligations of the Indemnifying Parties, and the rights and remedies that may be exercised by the Indemnified Parties with respect thereto, shall not be waived, limited, qualified, or otherwise affected by or as a result of any knowledge on the part of any of the Indemnified Parties, regardless of whether it was obtained (or it should have been obtained) through any due diligence review, audit or other investigation by any Indemnified Party or through disclosure by Seller, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

7.6. Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, the rights of the Indemnified Parties to indemnification in connection with this Agreement or any of the transactions contemplated hereby will constitute the sole and exclusive remedy for Losses or other claims of the Indemnified Parties from and after the Closing with respect to any of the matters set forth in this Section 7.6, except (i) for any claim based on fraud or willful breach by Seller; (ii) that Purchaser may pursue specific performance or other appropriate equitable relief.

7.7. Form of Indemnity Payment.

(a) Seller shall be entitled to satisfy indemnity obligations under this Agreement either in the form of cash or by forfeiting any Units held by Seller. Purchaser shall be entitled to satisfy indemnity obligations under this Agreement either in the form of cash or by issuing new Units to Seller. For purposes of this Section 7, the value of one Unit shall be equal to the Fair Market Value, as may be adjusted for stock splits, reverse stock splits or similar occurrences.

(b) For purposes of determining the “Fair Market Value” in Section 7.7(a), such Fair Market Value shall be the fair market value per Unit as of the date of the applicable determination as determined by an Independent Appraiser. Parties shall retain an Independent Appraiser, to provide the determination of Fair Market Value and the costs of such Independent Appraiser shall be borne fifty percent (50%) by Seller, on the one hand, and fifty percent (50%) by Purchaser, on the other. The determination of the Fair Market Value by the Independent Appraiser in such circumstances shall be binding upon Seller and Purchaser.

7.8. Adjustment. Any indemnification payment pursuant to this Section 7 shall be treated as an adjustment to the Aggregate Consideration for Tax purposes, unless otherwise required by applicable Law.

Section 8. Conditions To Closing.

8.1. Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) No Proceeding shall have been commenced against any Party, which would prevent the Closing.

8.2. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of the Seller Parties contained in this Agreement, the Ancillary Agreements and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) The Seller Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Agreements to be performed or complied with by it prior to or on the Closing Date.

(c) From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.

(d) Seller shall have delivered to Purchaser duly executed counterparts to the Ancillary Agreements and such other documents and deliveries set forth in Section 3.3.

(e) All Encumbrances relating to the Purchased Assets shall have been released in full, other than Permitted Encumbrances, and the Seller Parties shall have delivered to Purchaser written evidence, in form satisfactory to Purchaser in its sole discretion, of the release of such Encumbrances.

(f) Purchaser shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of each of the Seller Parties, that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(g) Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Seller Party certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of such Seller Parties authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(h) The Seller Parties shall have provided to Purchaser, via wire transfer to an account designated by Purchaser, the Prepaid Advertising Campaign Amounts and the Exceptional Collections Amounts.

8.3. Conditions to Obligations of the Seller Parties. The obligations of the Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or the Seller Parties’ waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Purchaser contained in this Agreement, the Ancillary Agreements and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Effect) on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects).

(b) Purchaser shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Agreements to be performed or complied with by it prior to or on the Closing Date.

(c) Purchaser shall have delivered to Seller duly executed counterparts to the Ancillary Agreements and such other documents and deliveries set forth in Section 3.2.

(d) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Purchaser, that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(e) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Purchaser certifying that attached thereto are true and complete copies of all resolutions adopted by the board of managers of Purchaser authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

Section 9. Other Covenants.

9.1. Non-Competition.

(a) Purchaser Non-Competition. Purchaser hereby acknowledges and agrees as set forth below:

(i) For the Restricted Period, neither Purchaser nor any of its Affiliates will, directly or indirectly, whether as principal, agent, consultant, stockholder or investor, alone or in association with any Person, (x) engage in the Purchaser Restricted Business within the Restricted Area; (y) on their own behalf or on behalf of any other Person, call any customer of the Purchaser Restricted Business (to the extent known to Purchaser as such) for the primary purpose of soliciting or diverting such Person from Seller or any of its Affiliates or otherwise interfering with Seller’s or its Affiliates’ relationship with such Person with respect to the Purchaser Restricted Business.

(ii) For avoidance of doubt, during the Restricted Period Purchaser shall not pursue advertising revenue opportunities to sell any Purchaser Excluded Advertising Inventory without the prior written approval of Seller. Purchaser may pursue advertising revenue opportunities to sell inventory that is not Purchaser Excluded Advertising Inventory to any client or agency (including automotive brands). For purposes of this Section 9.1(a)(ii) “Purchaser Excluded Advertising Inventory” means any advertising units that are displayed on an installed vehicle screen, independent of any mobile phone device.

(b) Seller Parties Non-Competition. The Seller Parties hereby acknowledge and agree as set forth below:

(i) For the Restricted Period, no Seller Party nor any of their Affiliates will, directly or indirectly, whether as principal, agent, consultant, stockholder or investor, alone or in association with any Person, (x) engage in the Seller Parties Restricted Business within the Restricted Area; (y) on their own behalf or on behalf of any other Person, call any existing customer for the primary purpose of soliciting or diverting such Person from Purchaser or any of its Affiliates or otherwise interfering with Purchaser’s or its Affiliates’ relationship with such Person with respect to the Seller Parties Restricted Business.

(ii) For avoidance of doubt, during the Restricted Period no Seller Party shall pursue advertising revenue opportunities to sell any Seller Parties Excluded Advertising Inventory without the prior written approval of Purchaser. The Seller Parties may pursue advertising revenue opportunities to sell inventory that is not a Seller Parties Excluded Advertising Inventory to any client or agency (including automotive brands). For purposes of this Section 9.1(b)(ii), “Seller Parties Excluded Advertising Inventory” means any advertising units that are displayed on mobile, tablet, laptop, desktop or similar devices, but does not include any advertising units that are displayed (i) in connection with any “companion” apps with respect to Automotive OEM’s (including with limitation apps similar to Apple CarPlay or Android Auto (including Seller’s ScoutApp) or (ii) pursuant to any Contracts or other agreements entered into between Seller and any Automotive OEM after the date hereof.

(c) As used in this Section 9.1:

(i) the term “Restricted Period” shall mean the period beginning on the Closing Date and ending on the fifth (5rd) anniversary of the Closing Date;

(ii) the term “Purchaser Restricted Business” shall mean the business or activity of contacting, developing, or seeking to establish a business partnership with any automotive OEMs or any automotive supplier to a Tier 1 automotive supplier for the purpose of developing sellable advertising inventory in the vehicle, or commerce partnerships for connected vehicles;

(iii) the term “Seller Parties Restricted Business” shall mean the business or activity of contacting, developing, or seeking to establish any advertising products, or relationships with respect thereto, substantially similar to the products and relationships included (x) in the Business as of the Closing or (y) Purchaser’s business as of immediately prior to Closing; and

(iv) the term “Restricted Area” shall mean anywhere in the world where the Restricted Business is conducted, immediately prior to the Closing.

(d) Each Party agrees that the covenants set forth in this Section 9.1 (each a “Non-Competition Covenant” and collectively the “Non-Competition Covenants”) are appropriate and reasonable when considered in light of the nature and extent of the transactions contemplated by this Agreement. Each Party further agrees that the Non-Competition Covenants are of the essence to this Agreement; that each such Non-Competition Covenant is reasonable and necessary to protect and preserve the interests and properties of the protected Party(ies); that irreparable loss and damage will be suffered by such protected Party(ies) should the other Party(ies) breach any such Non-Competition Covenant; that such protected Party(ies) will not have any adequate remedy at law if the other Party(ies) violate the terms hereof or fail to perform any of its or their obligations hereunder; that, in addition to other remedies available to it, the protected Party(ies) shall be entitled to both temporary and permanent injunctions to prevent a breach by the other Party(ies) or contemplated breach of any Non-Competition Covenant; and that such other Party(ies) hereby waive any requirements for the posting of a bond or any other security by the protected Party(ies) in connection therewith.

(e) The Parties agree that each Non-Competition Covenant is separate, distinct and severable not only from any other such covenant but also from the other and remaining provisions of this Agreement. If any of the provisions of or covenants contained in this Agreement are hereafter construed to be invalid or unenforceable in any jurisdiction, the same shall not affect the remainder of the provisions or the enforceability thereof in any other jurisdiction, which shall be given full effect, without regard to the invalid portions or the unenforceability in such other jurisdiction. If any of the provisions of or covenants contained in this Agreement are held to be unenforceable in any jurisdiction because of the duration and/or scope (whether geographic or otherwise) thereof, the parties agree that such provision shall be deemed to be reduced to the maximum duration and/or scope permitted in said jurisdiction, provided, however, that such reduction shall not affect the enforceability of this Agreement in any other jurisdiction.

9.2. Tax Matters.

(a) The Parties intend for the sale of assets in exchange for the Aggregate Consideration to be treated as a tax-free contribution of property to a partnership described in Section 721(a) of the Code for U.S. income Tax purposes, The Parties agree not to take any position inconsistent with the foregoing sentence for Tax reporting purposes unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code. The Parties intend that for U.S. federal and all applicable state and local income Tax purposes, any Liability that is assumed by Purchaser in connection with the transactions contemplated by the Transaction Documents and that is attributable to deferred revenue shall not be treated as giving rise to taxable income of Purchaser, and shall not take any position inconsistent therewith unless such Party’s Tax advisor determines that a consistent position is not supported by a “more likely than not” level of comfort.

(b) Notwithstanding anything in this Agreement to the contrary, all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), shall be borne fifty percent (50%) by Seller, on the one hand, and fifty percent (50%) by Purchaser, on the other. The party required by applicable law to file any Tax Returns relating to Transfer Taxes will prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes at its own expense and the other party will join in the execution of any such Tax Returns and other documentation if required by applicable Law and will pay the filing Party fifty percent (50%) of any amounts reflected on such Tax Returns.

(c) In the case of any ad valorem, franchise fees, or real or personal property taxes (or other similar Taxes) attributable to the Purchased Assets for which Taxes are required to be reported on a Tax Return covering a Straddle Period (a “Straddle Period Tax”), any such Straddle Period Taxes shall be prorated between Purchaser and Seller on a per diem basis. The amount of all such prorations shall be settled and paid on the Closing Date; provided, however, that final payments with respect to prorations that are not able to be calculated on the Closing Date shall be calculated and paid as soon as practicable thereafter. The party required by law to pay any such Straddle Period Tax (the “Paying Party”) shall file the Tax Return related to such Straddle Period Tax within the time period prescribed by law and shall timely and properly pay such Straddle Period Tax. To the extent any such payment exceeds the obligation of the Paying Party hereunder, the Paying Party shall provide the other party (the “Non-Paying Party”) with notice of payment, and within 10 days of receipt of such notice of payment, the Non-Paying Party shall reimburse the Paying Party for the Non-Paying Party’s share of such Straddle Period Taxes.

(d) To the extent relevant to the Business or the Purchased Assets, each Party shall (i) provide the other(s) with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any Governmental Entity or in connection with judicial or administrative proceedings relating to any Liability for Taxes and (ii) retain and provide the other with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other proceeding relating to Taxes. The Party requesting assistance pursuant to this Section 9.2(d) will reimburse the assisting party for any reasonable, documented, out-of-pocket expenses associated therewith.

9.3. Confidentiality.

(a) Purchaser and Seller acknowledge and agree that the existence of this Agreement (including the disclosure schedules) and the other Transaction Documents, and the terms and conditions hereof and thereof, shall constitute Proprietary Information of both Purchaser and Seller under and within the meaning of the letter agreement regarding confidentiality dated April 23, 2019 by and between the parties (the “Confidentiality Agreement”).

(b) Notwithstanding the transfer of the Hired Employees to Purchaser who have knowledge of Trade Secrets related to the Business, (i) the Business Confidential Information constituting such Trade Secrets shall be deemed the Trade Secrets of each Party, and nothing set forth herein shall restrict a party in possession of such confidential information or Trade Secrets from enforcing its rights in the event any third Person misappropriates such Trade Secrets from such Party, and (ii) each Party shall treat such Trade Secrets and Business Confidential Information in accordance with Section 9.3.

(c) From and after the Closing, each Seller Party agrees to, and shall cause its subsidiaries and Affiliates to treat and hold as confidential all Business Confidential Information, in the same manner in which such Person treats its own like confidential information. “Business Confidential Information” shall mean all confidential documents and information of any Seller Party related to the Business, and disclosed to Purchaser by any Seller Party in connection with the transactions contemplated hereunder or known to the Hired Employees with respect to the Business, or otherwise sold to Purchaser as a Purchased Asset. Notwithstanding the foregoing, Business Confidential Information shall not include information that (i) was or has become generally available to the public other than as a result of disclosure by a Party after the date hereof, or (ii) is independently developed by a Party after the Closing without the use of the Business Confidential Information. In the event a Seller Party is required by Legal Requirement or Order to disclose any Business Confidential Information, such Seller Party (the “Discloser”) shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and the Discloser shall cooperate with Purchaser to preserve the confidentiality of such information consistent with such applicable Law or Order.

9.4. Public Announcements. Unless otherwise required by federal or state securities laws, Purchaser shall not make any public announcements or otherwise communicate with any news media with respect to this Agreement or any of the transactions contemplated hereby without the prior consultation and approval of Seller as to the timing and content of any such announcement. Notwithstanding anything to the contrary stated in this Agreement, nothing contained herein shall prevent any party from promptly making all filings with Governmental Entity as may, in its reasonable judgment, be required or advisable in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. In addition, Seller and its Affiliates may make any announcement or disclosures in accordance with its public filing practices. Each party shall use its respective commercially reasonable efforts to ensure that such party’s agents comply with this Section 9.4.

9.5. Use of Name.

(a) For so long as Seller remains a Member (as defined in the Operating Agreement) of Purchaser and Purchaser has not materially breached the terms of this Agreement, Purchaser may refer to itself as a “Telenav partner.” Seller shall be able to withdraw such authorization in its sole discretion at any time for good cause, or after the date that is twelve (12) months from the Closing Date.

(b) For so long as Seller remains a Member of Purchaser and Seller has not materially breached the terms of this Agreement, Seller may refer to itself as an “inMarket partner.” Purchaser shall be able to withdraw such authorization in its sole discretion at any time for good cause, or after the date that is twelve (12) months from the Closing Date.

9.6. Treatment of Business Employees.

(a) Prior to the Closing, Purchaser agrees to make an offer of employment to all of the Identified Employees (the Identified Employees receiving offers, collectively, the “Offered Employees”), pursuant to Identified Employment Letters. Each such offer in the Identified Employment Letters shall (i) be effective as of the first Business Day after the Closing (the “Hire Date”), (ii) provide for compensation, employee benefits (including Code Section 401(k) plan participation), and such other terms to such Offered Employees pursuant to employee benefit plans offered to employees of Purchaser consistent, in the aggregate, with those offered to similarly situated employees of Purchaser and (iii) provide for base pay to each Offered Employee that is no less than that paid by the Seller Parties as of the Closing and an annual target bonus opportunity that is no less than that provided by Seller’s annual bonus plan in effect immediately prior to the Closing. Seller gives its full authorization and consent for Purchaser to make such offers of employment to the Offered Employees and the Offered Employees to accept and commence employment with Purchaser on the Hire Date, at which time Seller shall terminate the employment of such Offered Employees. All Offered Employees who accept employment with Purchaser will become employees of Purchaser effective as of the Hire Date (each, a “Hired Employee”). Offered Employees who do not accept employment with Purchaser will not become employees of Purchaser (collectively, the “Non-Hired Employees”).

(b) Seller shall be solely responsible for all Liabilities (including severance pay) relating to the Non-Hired Employees and as a result of the termination of employment with Seller of any of the Non-Hired Employees, if applicable. Seller shall cause to be paid out to all Non-Hired Employees all severance payments due (if any) in connection with such termination and all accrued vacation time as of the Closing Date. Seller shall provide all notices and COBRA continuation coverage to the all Offered Employees who reject an offer with Purchaser or Seller and each other Business Employee whose employment with Seller terminates on the Closing pursuant to Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

(c) On or prior to Closing, the Seller Parties shall pay an appropriate amount, according to Company’s customary past practice, to each Hired Employee with respect to his or her then-accrued vacation time, accrued sick leave and any accrued but unpaid commissions or bonuses.

(d) Seller and Purchaser shall utilize the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage withholding for Hired Employees.

(e) Seller agrees that it shall not, at any time prior to the 18 month anniversary of the Closing Date, directly or indirectly, encourage any Identified Employee then providing services to the Purchaser to terminate his/her ongoing employment with the Purchaser, or solicit such an individual for employment outside the Purchaser in a manner which would terminate or diminish such employee’s services to the Purchaser.

9.7. Acquired Accounts Receivable.

(a) The Seller Parties shall use their commercially reasonable efforts to collect, consistent with past practice, the Acquired Accounts Receivable prior to the due dates of such Acquired Accounts Receivable, subject to the terms of Section 9.9 to pay collected amounts which are payable to Purchaser pursuant to the terms of this Agreement over to an account designated by Purchaser every week and to provide Purchaser with a reconciliation of amounts received against Acquired Accounts Receivable at Closing.

(b) Beginning on December 1, 2019 until December 31 ,2019, Purchaser and Seller shall cooperate in good faith to determine those Acquired Accounts Receivable that remain uncollected as of such time and shall reasonably cooperate with one another to assess methods for collecting such unpaid amounts.

(c) In the event no Seller Party is able to collect any particular Acquired Accounts Receivable by December 31, 2019, responsibility for and the rights to the collection of such Acquired Accounts Receivable shall be automatically transferred to Purchaser without any further action required on the part of any Party to effect such transfer. Upon such transfer of a collection right from Seller to Purchaser, Seller agrees, if so requested by Purchaser, to inform the payor as to the transfer of collection authority from the applicable Seller Party to Purchaser.

(d) Seller shall use its commercially reasonable efforts ensure that the July 2019 Acquired Accounts Receivable shall be properly invoiced according to Seller’s customary procedures no later than August 15, 2019.

9.8. Transition Services. Seller and Purchaser shall negotiate in good faith to execute a transition services agreement on commercially customary and reasonable terms for the purpose of enabling Purchaser, immediately following the Closing, to be able to operate the Business in substantially the same manner as Seller and the Company operated the Business prior to Closing, including by way of providing transition services to Purchaser with respect to the Seller Services not being transferred hereunder, as well as enabling (i) Seller to obtain the benefits of any Assumed Contracts which are not principally related to the Business and (ii) Purchaser to obtain the benefits of any Assumed Contracts for which required third party consents with respect to the assignment thereof shall not have been obtained on or prior to Closing (the “Transition Services Agreement”). The Parties agree and acknowldge that if the Transition Services Agreement is not executed by August 15, 2019, then, absent to any agreement to the contrary but without limiting the obligations of the foregoing sentence, following the Closing Seller will provide services of the type described in the foregoing sentence to Purchaser in order to enable Purchaser to operate the Business and the Assumed Contracts, and shall provide, and be reimbursed by Seller for, such services “at cost”.

9.9. Pre-paid Expenses. It is agreed and acknowledged that Seller has paid certain Prepaid Expenses prior to the Closing. The parties hereby agree that Purchaser shall not be required to make any payments in respect of such Prepaid Expenses, other than with respect to the Assumed Leases, in respect of which Purchaser shall be permitted to set off the amount of Prepaid Expenses in respect thereof from its obligation to remit any amounts as contemplated by Section 9.7.

9.10. Assumed Contracts; Transfer of Contracts. Prior to the Closing, Seller and Purchaser shall negotiate in good faith to modify Schedule B to determine any amendments thereto which are reasonably necessary to effectuate the purposes of this Agreement with respect to the transfer of Contracts from the Seller Parties to Purchaser.

9.11. Conduct of the Business Prior to Closing. From the date hereof until the Closing, the Seller Parties shall: (i) not engage in any material accelerated collections of Acquired Accounts Receivable outside the ordinary course of business; (ii) make compensation payments to Business Employees and Contingent Workers when due; (iii) use their commercially reasonably efforts to maintain marketing efforts for the Business at the same levels as they have previously been maintained in the ordinary course; (iv) use their commercially reasonably efforts to maintain and perform all Contracts of the Business according to their terms, without termination; and (v) otherwise use commercially reasonable efforts consistent with past practices to preserve the Business intact.

Section 10. Termination.

10.1. Termination. Except as provided in this Section 10.1 hereof, this Agreement may be terminated and the transactions hereby abandoned at any time prior to the Closing:

(a) by written agreement of Seller and Purchaser;

(b) by either the Purchaser or Seller if the Closing Date shall not have occurred by September 15, 2019; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(c) by the Purchaser or Seller if: (i) there shall be a final non-appealable Legal Requirement in effect preventing consummation of transaction contemplated hereby, or (ii) there shall be any Legal Requirement enacted, promulgated or issued or deemed applicable to the Closing by any Governmental Entity that would make consummation of the Closing illegal;

(d) by the Purchaser if such party is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Seller contained in this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 hereof would not be satisfied if not cured at or before Closing and such breach has not been cured within 30 days after written notice thereof to Seller; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured; or

(e) by Seller if Seller is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement of Purchaser contained in this Agreement such that the conditions set forth in Section 8.1 or Section 8.3 hereof would not be satisfied if not cured at or before Closing and such breach has not been cured within 30 days after written notice thereof to Purchaser; provided, however, that no cure period shall be required for a breach which by its nature cannot be cured.

10.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 10.1 hereof, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Purchaser, Seller, or their respective Affiliates, officers, directors or stockholders, if applicable; provided, however, that each party shall remain liable for any willful breaches of this Agreement prior to its termination; and provided, further, that the provisions of Section 11 hereof and this Section 10.2 shall remain in full force and effect and survive any termination of this Agreement. In addition, the “Exclusivity Period”, as defined in that certain Term Sheet, dated July 8, 2019, between the Parties shall be deemed terminated.

Section 11. Miscellaneous.

11.1. No Third Party Beneficiaries. Except as expressly set forth herein, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

11.2. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement and understanding among the parties with respect to the subject matter contained herein (and therein) and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral.

11.3. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the Purchaser (in the case of any attempted assignment by any Seller Party) or Seller (in the case of an attempted assignment by Purchaser), provided, however, that Purchaser may, without the consent of Seller, (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder).

11.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

11.5. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.6. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered two (2) Business Days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one (1) Business Day after it is sent via a reputable nationwide overnight courier service, in each case to the address of the intended recipient as set forth below:

If to Purchaser, to:

inMarket Media, LLC

1350 Abbot Kinney Blvd, Suite 203

Venice, CA, 90291

Attn: Chief Executive Officer

with a copy to (via email only):

VLP Law Group LLP

Attention: Whit Bissell, Esq. (wbissell@vlplawgroup.com)

if to Seller or Company, to:

4655 Great America Parkway, Suite 300, Santa Clara, California 95054 U.S.A.

Fax: +1 408 245 0238

Email: generalcounsel@telenav.com

Attention: General Counsel

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention: Julia Reigel, Esq., Ethan Lutske, Esq.

Any party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

11.7. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of California. To the extent that a party is not otherwise subject to the service of process in the State of California, service of process may be made on such party by prepaid certified mail with a proof of mailing receipt and that service shall have the same legal force and effect as if served upon such party personally within the State of California.

11.8. Arbitration.

(a) Any dispute, claim or controversy arising out of or relating to any Transaction Document or the breach, enforcement, interpretation or validity hereof whether in contract, tort, equity or otherwise, and whether relating to the meaning, interpretation, effect, validity, performance or enforcement of any Transaction Document, including the determination of the scope or applicability of any Transaction Document to arbitrate (each, a “Dispute”), shall be determined by arbitration in Los Angeles, California, before one arbitrator. The arbitration shall be administered by Judicial Arbitration and Mediation Services (“JAMS”) pursuant to its Comprehensive Arbitration Rules and Procedures, in accordance with the Expedited Procedures in those rules, and each party agrees to implement the JAMS Optional Arbitration Appeal Procedure (as it exists on the date hereof) with respect to such arbitration proceeding. The Federal Arbitration Act shall govern the interpretation and enforcement of such arbitration proceeding. The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the State of California, or federal law if California law is preempted.

(b) The Parties agree that arbitration as provided in this Section 11.8 shall be the exclusive and binding remedy for any Dispute and will be used instead of any court action, which is hereby expressly waived, except for any request by a party for temporary or preliminary injunctive relief pending arbitration in accordance with applicable law, or an administrative claim with an administrative agency.

(c) The Parties agree that they will attempt, and they intend that they and the arbitrator should use their best efforts in that attempt, to conclude the arbitration and have a final decision from the arbitrator within the one hundred twenty (120) days from the date of selection of the arbitrator; provided, however, that the arbitrator shall be entitled to extend such period to the extent the arbitrator deems it necessary to adjudicate the claim. The arbitrator shall promptly deliver a decision with respect to the dispute to each of the Parties, who shall promptly act in accordance therewith. Each Party agrees that any decision of the arbitrator shall be final and binding unless appealed to a separate panel of three JAMS arbitrators pursuant to the JAMS Optional Arbitration Appeal Procedure, in which case any decision of such panel shall be final and binding on the parties. It is specifically understood and agreed that any Party many enforce any award rendered pursuant to the arbitration provisions of this Section 11.8 by bringing suit in any court having jurisdiction. The Parties agree that the arbitrator shall have authority to grant injunctive or other forms of equitable relief to any Party that prevails in any such arbitration.

(d) The costs of the arbitration proceeding, including any appeal proceeding and any proceeding in court to confirm or to vacate any arbitration award (including each Party’s attorneys’ fees and costs) shall be borne by the unsuccessful Party, or at the discretion of the arbitrator(s), may be prorated between the Parties in such proportion as the arbitrator determines equitably reflects the proportion by which the Parties prevailed on their respective claims, and shall be awarded as part of the arbitrator’s final award. The Parties shall provide evidence of such fees and expenses to the arbitrator.

11.9. Jurisdiction. Subject to the requirement that all disputes are to be submitted to arbitration pursuant to Section 11.8, the Parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Southern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Southern District of California (provided that the underlying claim is not required to be arbitrated pursuant to Section 11.8), and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

11.10. Amendments and Waivers.

(a) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, consent, or approval of any kind on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the Parties, shall be cumulative and not alternative. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

11.11. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.12. Waiver of Jury Trial.

EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.13. Expenses. Except as otherwise provided in this Agreement, each Party shall be responsible for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby. Subject to Section 9.2(b), Seller shall pay all sales, use and other similar taxes, if any, payable in connection with the transactions contemplated hereby.

11.14. Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

11.15. Incorporation of Schedules and Exhibits. The Schedules and Exhibits identified in this Agreement are hereby incorporated herein by reference and made a part hereof.

11.16. Further Assurances. From and after the date of this Agreement, upon the request of Seller or Purchaser, each Party shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm, carry out and effectuate fully the intent and purposes of this Agreement and any agreement contemplated hereby.

[Signatures on following page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SELLER:

TELENAV, INC.

By:	/s/ HP Jin

Name: HP Jin
Title: Chief Executive Officer

COMPANY:

THINKNEAR, INC.

By:	/s/ HP Jin
Name: HP Jin
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

PURCHASER:

INMARKET MEDIA, LLC

By:	/s/ Todd Dipaola
Name: Todd Dipaola
Title: CEO

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